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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              PCSupport.com, Inc.
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                (Name of Small Business Issuer in its Charter)

          Nevada                              Application Pending
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(State or other jurisdiction of incorporation or organization)
(I.R.S Employer Identification No.)

  Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3
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  (Address of Principal Executive Offices)                       (Zip Code)

Issuer's Telephone Number:          (604) 419-4490
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Securities to be registered under Section 12(b) of the Act:

Title of Each Class                 Name of Each Exchange on Which
to be so Registered:                Each Class is to be Registered:

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Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $0.001
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                               (Title of Class)


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                               (Title of Class)
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                               TABLE OF CONTENTS

PART I..................................................................   4
   DESCRIPTION OF BUSINESS..............................................   4
     Business Development...............................................   4
     Business of the Company............................................   5
      Principal Products and Services and their Markets.................   5
       Market Overview...................................................  5
       Market Segmentation...............................................  6
       Products and Services.............................................  6
       Global Replace....................................................  6
       PowerBAK Replace..................................................  7
       Phoenix Program...................................................  7
       PC Support Center.................................................  8
      Distribution Methods of Services................................... 10
       Hardware Vendors.................................................. 10
       Resellers......................................................... 10
       Internet Portals.................................................. 10
       StorageTek........................................................ 10
       Direct Sales...................................................... 11
       Web Promotion..................................................... 11
      Competitive Business Conditions and the Company's Competitive
      Position........................................................... 11
       Online Backup Providers........................................... 11
       Hardware Replacement.............................................. 12
       Phoenix........................................................... 12
       PC Support Center................................................. 12
      Sources of Materials............................................... 14
      Patents, Trademarks, Licenses, Franchises, Concessions,
        Royalty Agreements, or Labor Contracts........................... 14
      Regulation......................................................... 14
      Research and Development........................................... 14
      Employees and Contractors.......................................... 15
     Risk Factors........................................................ 15
PLAN OF OPERATION........................................................ 24
DESCRIPTION OF PROPERTY.................................................. 28
     Principal Business Facilities....................................... 28
     Investment Policies................................................. 28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........... 28
     Security Ownership of Certain Beneficial Owners..................... 28
     Changes In Control.................................................. 29
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS............. 29
     Directors and Executive Officers.................................... 29
     Significant Employees............................................... 31
     Family Relationships................................................ 31
EXECUTIVE COMPENSATION................................................... 31
     Persons Covered..................................................... 31
     Compensation of Directors........................................... 31
     Stock Option Plan................................................... 32

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
     Options Granted After Most Recently Completed Financial Year......... 32
     Employment Contracts................................................. 33
  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................... 33
     Relationship Between the Company and Certain Directors and Officers.. 33
      Management Contracts................................................ 33
      Private Placement of Common Shares.................................. 33
      Stock Pooling and Escrow Agreement.................................. 34
     Transactions Involving Promoters of the Company...................... 34
  DESCRIPTION OF SECURITIES............................................... 35

PART II................................................................... 35
  MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS............ 35
      Market Information.................................................. 35
      Holders............................................................. 36
      Dividends........................................................... 36
  LEGAL PROCEEDINGS....................................................... 36
  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................... 36
  RECENT SALES OF UNREGISTERED SECURITIES................................. 36
  INDEMNIFICATION OF DIRECTORS AND OFFICERS............................... 38

PART F/S FINANCIAL........................................................ 39

PART III.................................................................. 39
  INDEX TO EXHIBITS....................................................... 39

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                                    PART I

All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation the statements under "Description of Business" and "Plan of Operation," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of PCSupport.com, Inc. (the "Company"), to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, competition, economic conditions, availability of capital, and other risk factors detailed under "Risk Factors" and elsewhere herein. The forward-looking statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update these statements. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

Unless otherwise indicated, all dollar amounts are expressed in U.S. currency values.

ITEM 1.   DESCRIPTION OF BUSINESS

a.   BUSINESS DEVELOPMENT
     --------------------

PCSupport.com, Inc. (the "Company") is a development stage corporation formed under the laws of the State of Nevada on June 23, 1999 pursuant to the merger (the "Merger") of PCSupport.com ("PCS") and Reconnaissance Technologies Inc. ("RTI"). PCS was the resulting entity from a prior merger of PCSupport.com and Mex Trans Seafood Consulting Inc. ("Mex Trans"). Mex Trans was incorporated in the State of Texas on February 13, 1989 under the name "Mutual Produce, Inc." and later changed its name to "Mex Trans Seafood Consulting, Inc."

RTI was incorporated in British Columbia, Canada, on December 10, 1997 for the purpose of engaging in the development and provision of notebook computer support services to end users through the Internet. Prior to the Merger, PCS (and its predecessor, Mex Trans) did not have any active business and had only
nominal assets and liabilities and was seeking to acquire a new business.   In
early 1999 RTI was seeking further capital to develop its business and to merge
with a public entity to provide liquidity for its shareholders.   Management of
RTI and PCS began discussions for a merger of the two companies in March 1999. In anticipation of the Merger, Mex Trans merged on April 7, 1999 with PCS, a Nevada corporation incorporated on that date solely for the purpose of transferring the corporate jurisdiction of Mex Trans to Nevada. In April 1999, in anticipation of the Merger, PCS completed a private placement of its common shares that generated gross proceeds of approximately $950,000. The shares to be issued in and proceeds from this private placement were placed in escrow and released upon completion of the Merger. See "Recent Sales of Unregistered Securities" below.

RTI and PCS entered into a formal merger agreement on May 5, 1999, and the following transactions were carried out to complete the Merger:

     1.   Each of RTI and PCS obtained shareholder approval for the Merger;

     2. PCS underwent a reverse split of its common stock on a 15 old shares for one new share basis;

     3. RTI transferred its governing corporate jurisdiction from British Columbia to Wyoming; and

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     4    RTI merged with PCS.

In the Merger, each shareholder of RTI received one share of the Company's common stock (the "Common Stock") for each five shares of RTI held. Each shareholder of PCS received one share of Common Stock for each share of PCS held. Each holder of outstanding warrants of RTI received one warrant of the Company for each five warrants of RTI held. (See "Market Price of and Dividend on the Registrant's Common Equity and Other Shareholder Matters" below for a description of outstanding warrants.)

b.   BUSINESS OF THE COMPANY
     -----------------------

Principal Products and Services and their Markets

     Market Overview

Dataquest, a computer research firm, estimates that the number of notebooks sold annually worldwide will increase from 16.8 million in 1999 to 28.6 million in 2003 (Information Week, June 23, 1999). As notebook technology improves,
      ----------------
notebooks are replacing desktops as the user's only computer.

Notebook computers are vulnerable to loss and difficult to support. Notebook theft is increasing: Safeware, a notebook insurance company, estimates that 400,000 notebooks were stolen in 1998 (www.safeware-ins.com/losses98.html). Further, PC Magazine estimates that, depending on the vendor, between 26% and 45% of notebook computers require repair at least once per year (PC Magazine
                                                                 -----------
Reader's Survey, June 20, 1999).  Notebook users and the companies which employ
---------------
them are vulnerable to loss of company data: Storage Technologies Corp. estimates that notebooks are only backed up on schedule approximately 4% of the time. Because notebooks are often used by workers while away from the office and far from technical help, supporting notebook users presents many challenges and has led to an emerging notebook service industry.

To the Company's knowledge, there is no effective process by which a notebook user can recover a notebook and all of his or her data and applications quickly while mobile. Hardware manufacturers can ship a new replacement notebook, but without the user's data, software and settings (i.e., full image), the notebook is not useful. Similarly, an online backup company can ship a CD with the user's image, but the user must still repair or replace the notebook.

Desktop personal computer users also suffer from poorly performing machines. As with notebook users, desktop users need to receive technical support in real time. Currently, many technical help desks are available only during certain hours, often involve long waits and poor service, and often charge a fee for service. Many users can access support data bases provided by vendors over the Internet, although this information is voluminous and often difficult to navigate.

Both desktop and notebook personal computer ("PC") users also encounter other problems that impair productivity. PC software has been steadily growing in its size and capability, and is causing an increasing number of problems. The software itself contains bugs within the applications. The interaction among software, hardware, drivers, and operating systems is becoming more complex and prone to error. As a result, computer crashes can occur, resulting in lost data and unscheduled downtime.

A related problem is the ineffective use of the computer hard drive. Many Internet applications typically do not release all of the space taken by temporary files and caches for general use. Over time, the user has progressively less hard drive space with which to work. Most users are not aware that they have a problem, and do not know how to diagnose and correct it. This is a particularly troublesome problem on notebooks, where hard drive space is limited. Notebook users are at risk from unexpectedly running out of disk space and becoming unable to use their notebooks until sufficient disk space is recovered.

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The Company is developing and implementing a suite of products and services to address the technical needs of PC users described above.

     Market Segmentation

PC users can be segmented into three categories. Users in large corporations typically have Management Information Systems ("MIS") departments from which to access technical help. The MIS group sometimes provides a backup system. For their mobile workers using notebooks, the corporation often maintains an inventory of loaner units, configured with a standard image, to replace broken units in an emergency. Restoring the user's data and settings, however, can take many hours over several days. Even with this level of support, there is significant loss of productivity from broken, stolen, or poorly performing notebooks.

PC users in small and medium enterprises ("SME") have all of the same technical problems, yet generally do not have an MIS department for support.

The third segment, small office - home office ("SOHO") or individual users, are often completely on their own.

The Company is marketing to these three segments.

Products and Services

The first service, Global Replace, is an Internet-based online backup program combined with a hardware replacement option. The backup portion is applicable to both desktop and notebook users. The hardware replacement portion is only available for notebook users. The second service, called Phoenix, provides a user purchasing a new notebook with the full image, including all data, applications, preferences, and settings, pre-loaded onto the new machine. The third service, applicable to all PC users, is a Web-based support portal called the PC Support Center. Retail prices for all services described herein may be adjusted frequently in consideration of competitive forces. There can be no assurance that pricing at any commercially viable level will be sufficient to allow the Company to earn a profit.

     Global Replace

To provide online backup, the Company in June 1998 entered into a service supply agreement with StorageTek Canada Inc., a wholly owned subsidiary of Storage Technology Corp (collectively "StorageTek") of Louisville, Colorado. In March 1999, StorageTek launched PowerBAK, a secure online data service, to its U.S. and Canadian customer base. StorageTek intends to penetrate the growing market for support of mobile workers within its existing corporate client base. Under the terms of the service supply agreement, StorageTek has licensed the Company to sell run-time licenses of PowerBAK under its own brand, Global Replace. Subscribers automatically and transparently connect to StorageTek's data center online to backup their hard drive. In addition, StorageTek has given the Company an exclusive opportunity to develop a hardware replacement business tied to StorageTek's online backup service. StorageTek has agreed not to enter the replacement business itself, nor to enter into a similar agreement with any other company for the two-year term of the contract with the Company.

Combining the PowerBAK backup service with a hardware replacement option, the Company has introduced its own service, Global Replace, for notebook users.

     (i)  Global Replace Suite

For notebook computer users, Global Replace is a full-service data protection program. Using StorageTek's online backup technology, Global Replace allows users to backup their full image - operating systems,

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applications, data, preferences and settings - to a secure data center.

Global Replace allows users to restore data either online or through a CD, and also provides hardware restoration in the event that the entire notebook is unusable. If a Global Replace customer suffers a notebook failure or loss of use (including theft), he calls the Company's help desk. The user's full image is restored to a notebook at the Company's operations center. After the Company receives a security deposit, the fully functional notebook is shipped to the user using an overnight courier company. This notebook is loaned to the user for up to 10 business days while the original notebook is being repaired or replaced by the user.

The Company launched the Global Replace service in the second quarter of 1999 but has not yet generated significant orders for this service. Global Replace comes in two different packages to suit individual needs.

     (ii)  Global Replace - Basic

This basic package includes only the backup software. It is applicable to both desktop and notebook users. Users pay for the amount of data stored, as follows:

     Backup Volume:                     Monthly Retail Prices:
     --------------                     ----------------------
     Less than 25 MB total storage      free
     Less than 100 MB                   $ 7.95
     Less than 200 MB                   $12.95
     Less than 300 MB                   $17.95
     Unlimited / Full Image             $19.95

A discount of approximately 15% is available to users who pay for 12 month's service in advance.

The package includes free online data restoration for both desktop and notebook PCs. For notebooks only, full image restoration is available from CD-ROMs and replacement notebooks on a per-incident fee.

     (iii) Global Replace - Premium

The Premium service, available only to notebook users, is available at an introductory monthly rate of $44.95 and includes, in addition to the services provided in the basic package, free hardware restoration with a loaned notebook, regardless of the number of times a replacement notebook is loaned to the user, within reason.

     PowerBAK Replace

Under the terms of a licensing agreement between the Company and StorageTek, StorageTek's PowerBak Replace incorporates the Global Replace - Premium package. All of the fees received by StorageTek for the PowerBak Replace service will be paid to the Company, less a 25% commission. The Company will provide all of the hardware replacement services to the customers who purchase the PowerBAK services.

It is the Company's understanding that StorageTek has begun to market the Global Replace replacement option as part of its PowerBAK service, but, to the Company's knowledge, has not generated any sales to date.

     Phoenix Program

The need for increased hard drive space and faster microprocessors means notebook users need to replace their machines frequently as the technology improves. Upgrading to a new machine can be problematic. Users are required to identify all of their data and programs. Common operating systems, such as Windows

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95, 98 and NT usually come installed in the new machine, but software applications must be re-installed from disks or CDs. In addition, it is becoming more common for software to be downloaded from the Internet. These files are numerous and often unrecognizable to the average user. Finding and transferring them from one machine to another is often troublesome and time-consuming.

Given the complexities involved in upgrading, the Company believes many users delay the upgrade to a new machine as long as possible. The Phoenix Program is intended to alleviate the problems involved with upgrading to a new notebook. With the Phoenix Program, the user purchases the new notebook and ships it to the Company. Once the new notebook is delivered to the Company, and the user has completed a full image backup using the Global Replace software, the Company loads the user's full image onto the new notebook, and delivers it to the user.

The Company launched the Phoenix service in the third quarter of 1999 but has not yet generated any orders for this service. The Phoenix service is initially being provided at $299, FOB plant.

     PC Support Center

The Company is developing the PC Support Center for all PC users to provide a service which will react to technical problems and pro-actively maintain the user's computer to prevent problems from occurring. The Company intends the PC Support Center to aggregate various technical solutions, such as updating operating systems software, applications software and drivers, virus scan, remote diagnostics and repair of configuration problems, and disk maintenance among several possible services. Upon a user visiting the site and becoming a subscriber, the PC Support Center will, at the subscriber's option, automatically scan the user's computer at each visit to the site to maintain an up-to-date personal profile of the user's hardware, peripherals, software applications and settings. The PC Support Center software will, also at the user's option, automatically diagnose and maintain the hard drive and advise the user of software updates that are pertinent to the user's configuration. Such updates will be performed automatically at the user's request. The PC Support Center will regularly advise subscribers via email to return to the site to maintain their PC. These maintenance and upgrade services will simplify support for the user because of regular reminders and automatic maintenance. The PC Support Center will also include a technical support forum where subscribers can ask and have answered technical support questions.

Other services, such as purchase of related support products, major software upgrades, and telephone support for problems in using applications software, among others, will be premium services, available at the user's request.

Pursuant to an Agreement, dated June 21, 1999, the Company has contracted with Communicate.com Inc., a strategic Internet solutions development company based in Vancouver, British Columbia, to develop the PC Support Center Website for the Company. Communicate.com, Inc. has estimated that the cost to the Company for the development of the Website will be (Cdn)$262,600 to (Cdn)$303,000. Upon completion of development, subject to the Company's acceptance, all of the work prepared for the Company's Website by Communicate.com, Inc. will be the property of the Company. The Company expects to launch the first version of the PC Support Center in the fourth quarter of 1999, and to release subsequent versions with additional functionality throughout the year 2000.

It is the Company's intent to market the PC Support Center to all three market segments through strategic partnerships with hardware manufacturers and distributors. The intent is that computers will be shipped from the manufacturers with a "PC Support Center" icon on the desktop. Once the customer is connected to the Internet, the customer is prompted to click on the icon, which then takes him to the PC Support Center. At the site the benefits are explained and users are encouraged to become subscribers. They are then taken through a personal profile set up procedure that activates the features of PC Support Center. The key fundamental technology features, the dynamics of the site, as well as the email notifications that are sent to

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update the customer on product information, drivers, viruses and industry news are intended to keep the user returning regularly to the site.

The Company intends to offer partnerships in the PC Support Center initially to hardware manufacturers, and subsequently, to peripheral manufacturers and software publishers. Each partner will vend in its own support knowledge base and in return will have access to all of the other knowledge bases in the PC Support Center. The Company believes that the partners will benefit from better support to their customers as follows:

     (i)   Improved Customer Relationship

By providing a customized, comprehensive, and easy-to-use site at which users' computers can be easily maintained, and where many problems in using applications can be more easily solved, fewer problems are likely to occur, and will be more easily solved. Customers will become more productive in the use of their computers. Customers will become more likely to recommend the Company to others and to purchase additional products and services from the vendor.

     (ii)  Reduced Costs

Since many support problems will now be solved through the PC Support Center, providers will significantly reduce their internal support costs.

     (iii) Tech Support Center Becomes More Productive

The PC Support Center will reduce the involvement of trained technicians in solving many problems, and reduce the time required to solve problems when their help is required. The technicians will become more productive.

     (iv)  Comprehensive Database of Customer Profiles for Marketing Purposes

The PC Support Center will continuously update a database on the subscribers. This provides an opportunity to research market trends and future product features.

It is the Company's intent to offer as many services as possible to the subscribers for free, as this reflects the current competitive environment in Internet commerce and services. The Company intends to earn revenues in any or all of the following ways:

     (i)   Commissioning Fees

The Company may private-label the PC Support Center for its partners so that the partners can offer the services under the partners' own brand names. The Company will charge a commissioning fee for such customization.

     (ii)  Bundling Fees

The Company will negotiate with its hardware vendor partners to include an icon for the PC Support Center on the desktops of all computers shipped. The Company intends to earn a bundling fee from each unit shipped.

     (iii) Subscription Fees

In lieu of a bundling fee, the Company may negotiate with its hardware vendor partners and other original

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equipment manufacturer ("OEM") partners who integrate PCs, internet access and other related services with the PC Support Center, a monthly fee for providing the PC Support Center to each end-user to whom a PC is shipped.

     (iv)  Premium Services

Many premium services, such as purchase of related support products, major software upgrades, and telephone support for problems in using applications software, will be available for a fee, which the Company will share with its partners.

     (v)   Advertising

The PC Support Center will host advertisements from which the Company will earn fees.

     (vi)  Sale of Summary Demographics

The PC Support Center will continuously update a data base on its subscribers documenting many aspects of their computer usage characteristics and personal demographics. The Company intends to earn revenue from the sale of summary demographic data that it generates.

As the Company has not yet launched the PC Support Center, there can be no assurance that the Company will be able to negotiate any agreements that will generate profits for the Company. Failure to successfully negotiate such partnerships will have a material adverse impact on the Company's business.

Distribution Methods of Services

The Company intends to employ a distribution strategy that targets the corporate user, the SME users, and the SOHO users, with the goal of positioning itself as the leading provider of online computer technical support services.

The Company intends to employ the following methods to distribute its suite of services:

     Hardware Vendors

The Company is negotiating with several large personal computer manufacturers to bundle the Company's services with the sale of hardware. The Company intends to expand its sales activities to offer Global Replace, Phoenix, and the PC Support Center to additional hardware vendors. There can be no guarantee that any agreements will be reached with any hardware manufacturer.

     Resellers

There are several large international resellers and systems integrators of computer services whose market focus is large corporations. Each has long-standing relationships with its current client base and is constantly looking for new products and services. The primary Company products of interest to resellers are Global Replace and the Phoenix Program.

In September 1999, the Company entered into an agreement with one such systems integrator, Unisys of Canada Inc. ("Unisys"), an international computer service company. Pursuant to the terms of the September 1999 agreement, Unisys will market the Global Replace Suite under its own brand name to Unisys's corporate customers. Unisys will pay the Company a fee equal to 75% of the fee charged by Unisys to its customers.

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In October 1999, the Company entered into a letter of intent with Go Figure
Technology, Inc. ("Go Figure") in which the Company agreed to provide a customized support portal for customers in the Go Figure network and will receive an upfront payment with each computer shipped. During the next 12 months, Go Figure agreed to use best efforts to ship at least one million PCs that will provide access to the PC Support Center. While Go Figure has not yet received firm commitment orders from its clients, it is actively discussing such orders with several of its clients and anticipates receiving a sufficient level of orders to generate significant payments to the Company over the next twelve months.

The Company intends to expand its marketing activities to include other large international resellers. There can be no guarantee that any further agreements will be reached with any resellers.

     Internet Portals

Internet portals provide information online to a targeted demographic audience, such as the mobile notebook user. The Company is currently negotiating a letter of intent with one such portal to provide its PC Support Center services to the portal's subscribers. There can be no guarantee that any agreements will be reached with any Internet portal.

     StorageTek

The Company has reached an agreement with StorageTek whereby StorageTek will integrate the Company's hardware replacement service into the PowerBAK online backup service. StorageTek has branded the replacement service, PowerBAK Replace, and will provide it as a standard option through its existing sales channels.

     Direct Sales

The Company intends to develop a small direct sales force to market its services directly to a small number of Fortune 500 companies.

     Web Promotion

When the PC Support Center is launched in the fourth quarter of 1999, Global Replace and the Phoenix Program will be available for purchase on the PC Support Center Web page. The Company will also promote its services over the Web.

Competitive Business Conditions and the Company's Competitive Position

The Company is a development stage company with no history of earnings. While some of the Company's services are unique, there are no substantial barriers to entering into the field of PC services, and the Company expects competition to intensify. Competitors may be able to provide services similar to the Company's services more efficiently, and many of the Company's potential competitors have substantially greater financial, marketing, service, customer support and research and development resources than the Company. There can be no assurance that the Company will be able to develop a market for any of its services against these competitors.

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     Online Backup Providers

There are approximately ten established online backup software manufacturers who market their technology using a variety of channels, including direct sales, licensing to resellers, and bundling by OEMs and hardware manufacturers. The most widely used software is from "Backup, Connected Corp (Connected Online Backup), and Veritas. In 1999, Veritas completed the acquisition of Telebackup. Telebackup had previously licensed its backup software to StorageTek, which markets it under its brand-name PowerBAK. StorageTek, in turn, licensed PowerBAK to the Company, which markets it under its brand name Global Replace. Other on line backup competitors include Atrieva (FileZonePlus), NovaStor (NovaNet-Web), Safeguard (Interactive Backup), Stac (Replica), Vytalnet (VytalVault), Sterling Software, and Divya (BackOnline).

Although each software manufacturer offers a slightly different product, most include variations of the following features: brief incremental backups after a longer initial session, DES or password encryption, data compression technologies, Explorer-type interface for file selection, automatically scheduled backup sessions, libraries of common applications on the storage server, retrieval of any version of any file, and a focus on the backup of data files only. Current trends in the industry indicate that new features will likely become standard within a short time. These include a full-image backup of the subscriber's applications and person configurations, as well as a feature that initiates and runs a backup session automatically when the user connects to the Internet.

Currently, only Telebackup and its licensees - Veritas and StorageTek (and its sublicensee, PCSupport.com) - can provide a full image backup, but other competitors are expected to introduce this important feature in the future.

Current industry standards on the service side are a monthly fee ranging from $10 to $25 for online backup and restoration, and the opportunity to order a CD for a per-incident fee of about $40 or $50 when there is need to restore larger volumes of data. Generally speaking, online backup is offered as a stand alone service, with no other value-added features. Certain hardware vendors (e.g. Compaq) and OEMs (e.g. Intel's AnswerExpress) also offer online backup as part of a suite of services for computer users.

The Company believes that there are currently no other service providers who offer tiered service packages or temporary laptop replacement programs such as Global Replace.

Most of the service providers have targeted individuals and SOHO end users.
Only a few possess the scalability and storage space required for accommodating large corporate customers or offering enterprise-wide solutions. Some of the software manufacturers (e.g. Connected and Stac) produce intranet based versions that include dedicated servers and client licenses.

     Hardware Replacement

Currently, the Company believes that there are no competitors who offer a service to replace broken notebooks with another notebook loaded with the user's full image. Computer repair companies, such as Inacom, can provide a replacement notebook while the user's notebook is being repaired, but such replacement notebook will not be loaded with the customer's image. Similarly, the hardware manufacturers themselves offer warranty programs in which a broken notebook can be replaced, but such replacement will not be loaded with the customer's image.

     Phoenix

The Company believes that the Phoenix service is unique. The extended warranties offered by hardware vendors can be considered as partial competitors, but even though they may reload common applications before shipping the unit back to the customer, they are not able to reconstruct personal settings and configurations or data files. Regular backup is still the responsibility of the user.

Repair services such as Inacom can repair and quickly return the notebook to its owner, but cannot install the user's data and personal settings. Notebook replacement has to be done in conjunction with online backup in order for the recovery of a full image. Accordingly, the Phoenix program carries a distinct advantage over depot and manufacturer repair services.

The chief source of competition for the Phoenix program comes from large corporations that set up in-house solutions through network-based backups and by carrying an inventory of spare laptops. Such corporations can replace a notebook quickly with a standard set of applications, but generally are unable to reconstruct personal settings and configurations or data files.

     PC Support Center

There are many sellers of separate computer support and service components. The Company is the first to integrate several support technologies and implement a pro-active service such as the PC Support Center which is independent of any vendor of PCs or software. Macafee.com and Symantec (Norton Web Services) have introduced support portals, but such competitive portals are closely tied to the software products marketed by those companies. Competition also exists from firms that are selling the individual features that will be aggregated to form the PC Support Center. These companies include support software manufacturers, utility providers, and hardware vendors.

Support software and services, which will likely be the most significant component of the PC Support Center, are sold in competition with a number of companies producing support software that feature extensive knowledge bases and remote diagnoses and fixes. The prominent competitors in this group include Motive Communications, Computer Support Technologies, and Support.com. Other firms include Aveo Inc., Full Circle Software, and INFACT Technologies.

Companies that develop and maintain support knowledge bases include ServiceWare and KnowledgeBroker.

Significant competition is expected from utilities manufacturers and distributors. The PC Support Center will include diagnostic, automatic upgrades and driver updates, disk maintenance, and virus protection software, segments which are already well-served in the computer services marketplace. Competitors are found in established brands such as Macafee.com, which recently purchased Oil Change from Cybermedia, Symantec's Norton Web, ZDNet, and Catch*Up (TM) from Manageable Software.

Further competition will come from Internet sites offering free software downloads. Websites such as SoftSeek, ZDNet, and Ziff-Davis continually obtain and review the latest shareware, publish rankings, and provide free copies for anyone to use.

The technical support forum part of the PC Support Center will encounter competition from companies providing online support tips such as Roadnews, Ojatex, TipWorld, Hardware Central, Experts Exchange, and Newbie-U.

Hardware and software vendors are also potential competitors. Notebook computer manufacturers such as Compaq and IBM already bundle support services with their product, as do other large firms in the industry such as Intel and Microsoft.

In the future, the Company intends to add technical helpdesk support to the PC Support Center. There are many companies offering online helpdesks including MyHelpDesk, Microsoft, PC Guide, PC Mechanic, and NoWonder.

Sources of Materials

The only significant materials which the Company requires to carry on its operations are compact disks (also known as CD's) and notebook computers. CD's are readily available from a variety of competing distributors. Notebook computers will initially be leased by the Company, and are also available from a variety of sources.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company does not hold any patents or trademarks, and does not intend to apply for any patents or trademarks. The Company currently holds the following domain names: PCSUPPORT.com, GLOBALREPLACE.com, PCREPLACE.com, PDASUPPORT.com, PCSUPPORTCENTER.com, PCSUPPORTCENTER.net, PCRESTORE.com and RECON-TECH.com. Domain names are obtained by applying to Network Solutions, Inc., or one of a small number of other companies competing to register domain names, and paying a fee to register each unique domain name. While the Company has registered the foregoing domain names, there can be no assurance that the Company will be able to maintain these names in the future, or register further domain names, should the Company so require. The loss of the domain names could result in confusion for the Company's customers, and a resultant loss of good will. In particular, the loss of the domain name PCSUPPORT.COM would have a material adverse impact on the Company's business.

There can be no assurance that third parties will not bring claims of copyright, patent or trademark infringement against the Company or claim that certain of the Company's products, technology, processes or features violate the patent rights or other intellectual property rights of others. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements to enable the Company to use important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

Regulation

The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulation applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Such new regulations would require the Company to expend significant resources to understand and comply with such regulations, which may have a material adverse impact on the Company's business.

The Company does not believe that current regulations governing the Internet and computer service industry will have a material effect on its current operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

Research and Development

From inception until June 30, 1998 and for the year ended June 30, 1999, the Company and its predecessor, RTI, expended approximately $2,814 and $17,646, respectively, on the development of its services. The

Company expects to significantly increase research and development expenditures during the current fiscal year ending June 30, 2000.

Employees and Contractors

The Company currently has 5 full-time employees, 3 full-time contractors and 1 part-time contractor employed as follows:


                                        Full-Time    Part-Time
                            Employees  Contractors  Contractors
                            ---------  -----------  -----------

Administration                      2            2            1
Research and Development            -            1            -
Marketing                           1            -            -
Technical Support                   2            -            -


c.   RISK FACTORS
     ------------
The Company's operations and its securities are subject to a number of risks, including those described below. If any of the following risks actually occur, the business, financial condition or operating results of the Company and the trading price or value of its securities could be materially adversely affected.

     Limited Operating History

The Company's limited operating history makes it difficult to evaluate its current business and prospects or to accurately predict its future revenue or results of operations. The Company's revenue and income potential are unproven, and its business model is constantly evolving. Because the Internet is constantly changing, the Company may need to modify its business model to adapt to these changes. Companies in early stages of development, particularly companies in new and rapidly evolving Internet industry segments, are generally more vulnerable to risks, uncertainties, expenses and difficulties than more established companies.

     New and Unproven Business Model

The Company's model for conducting business and generating revenue is new and unproven. The Company's success will depend primarily on its ability to generate revenue from multiple sources, including:

  .   Subscriptions for Services
  .   Commissions On the Sale of its Own Related Products Through its Web Site
  .   Commissions On the Sale of Third Parties' Related Products Through its Web
       Site
  .   Advertising
  .   Customization Fees
  .   Sale of Summary Demographic Information

As the market for the Company's services is new and evolving, it is difficult to predict the size of the market, its future rate of growth, if any, or the level of prices the market will pay for the Company's services. The Company is not certain that its business model will be successful or that it can generate
revenue growth or be profitable.   There can be no assurance that any increase
in marketing and sales efforts will result in a larger market or increase in market acceptance for the Company's services. If markets for the Company's services develop more slowly than expected or become saturated with competitors, or the Company's services do not achieve or sustain market acceptance, the Company will be unlikely to be able to successfully operate its business.

     History of Operating Losses and Anticipated Losses and Negative Cash Flow for the Foreseeable Future

To date, the Company has incurred operating losses and negative cash flow. The Company expects its operating losses and negative cash flow to continue for the foreseeable future and to increase significantly from current levels as the Company significantly increases its expenditures for sales and marketing, content development, and technology and infrastructure development to enhance its business. With increased on-going operating expenses, the Company will need to generate significant revenue to achieve profitability. Consequently, it is possible that the Company may never achieve profitability, and even if it does achieve profitability, the Company may not sustain or increase profitability on a quarterly or annual basis in the future. If the Company does not achieve or sustain profitability in the future, the Company may be unable to continue its operations.

     Immediate Need for Additional Capital

The Company has an immediate need for additional working capital in order to maintain its current operations and to proceed with its business plan. The Company does not currently have any commitment from any third party to provide financing and may be unable to obtain financing on reasonable terms or at all. Furthermore, if the Company raises additional working capital through equity, its shareholders will experience dilution. If the Company is unable to raise additional financing when needed, it may be unable to grow or maintain its then current level of business operations.

     The Company Does Not Have a Fully Functioning Web Site

The Company's business plan is dependent upon its ability to develop and operate a fully-functional Web site to deliver services and online technical support for PC users. The Company does not currently operate such a fully functional Web site. The Company's Web site is currently limited to corporate and marketing information. No assurance can be given that the Company will be able to complete the development of its Web site. If the Company is able to complete this development, no assurance can be given that the Web site will function in the manner described in this registration statement, or that its function will be attractive to prospective customers.

     Reliance on Agreement with StorageTek

At present, a significant portion of the Company's operations are dependent upon StorageTek, an unrelated third party. Pursuant to a service supply agreement, StorageTek provides the Company with the online backup portion of the Company's operations through access to StorageTek's existing operations and facilities. StorageTek has also agreed not to compete with the Company or to supply any direct competitor during the term of the service supply agreement. StorageTek licenses the core backup technology from another unrelated third party, Telebackup Systems Inc. ("Telebackup"). At the present time, the Company does not intend to develop or operate its own online backup service, nor does it have an agreement with another party to provide a similar service. Accordingly, the successful and continued operation of the service supply arrangement with StorageTek (which, in turn, is dependent upon the licensing agreement between StorageTek and Telebackup), including the covenant by StorageTek not to compete with the Company or supply any direct competitor, is essential to the operations of the Company. The term of the Company's service supply agreement with StorageTek ends in June 2000. There can be no assurance that the parties will agree to extend or renew the service supply agreement. Any difficulties with, failure to extend or renew, or termination of, the existing arrangements with StorageTek would materially adversely affect the Company's business, financial condition and operating results.

     Dependence on Other Outside Agents and Distributors

The Company's success will also depend, to a significant extent, upon the ability to develop strategic alliances and a timely and multi-channel distribution system based on independent third parties and distributors. Furthermore, the initial market penetration for the Company's products and services will depend heavily on the sales agents of third parties and the quality of their relationships with their current and future customers. There can be no assurance that such alliances will develop or that they will prove successful over the course of the Company's future operations.

     Control of Rapid Growth

The Company expects to significantly expand operations to address potential growth in its customer bases, the breadth of its service offerings, and other opportunities. The Company expects that this expansion will strain its management, operations, systems and financial resources. To manage its recent growth and any future growth of its operations and personnel, the Company must improve and effectively utilize its existing operational, management, marketing and financial systems and successfully recruit, hire, train and manage personnel and maintain close coordination among its technical, finance, marketing, sales and production staffs. The Company will need to hire additional personnel in all areas during 2000. In addition, the Company may also need to increase the capacity of its software, hardware and telecommunications systems on short notice, and will need to manage an increasing number of complex relationships with users, strategic partners, advertisers and other third parties. The failure to manage this growth could disrupt the Company's operations and ultimately prevent the Company from generating the revenue it expects.

The Company has not yet deployed its services on a mass basis, and has not yet tested its ability to provide its services on a mass basis. There can be no assurance that the software platforms upon which the Company's services operate will be able to handle the volume of information necessary to meet the Company's operating requirements. The failure of those software platforms to handle the necessary volume of information would seriously affect the Company's business and results of operations.

     Dependence On Key Personnel

The future success of the Company depends to a significant extent on the continued services of senior management, including Michael McLean, Steven Macbeth, David Rowat, and Clifford Rowlands. The Company has consulting contracts with companies owned by Messrs. McLean, Macbeth and Rowat pursuant to which such companies have agreed to make these individuals available to the Company on a full-time basis. However, these consulting agreements may be terminated upon 60 days notice in the case of Messrs. McLean and Macbeth, and immediately upon notice in the case of Mr. Rowat. The Company has an employment contract with Mr. Rowlands, but this contract does not require him to remain with the Company for any particular period of time. The loss of any of these senior managers would likely have an adverse effect on the Company's business. Competition for personnel throughout the industry is intense and the Company may be unable to retain its current key employees or attract, integrate or retain other highly qualified employees in the future. If the Company does not succeed in attracting new personnel or retaining and motivating its current personnel, its business could be materially adversely affected.

     The Market is Highly Competitive and the Company May Not Be Able to Compete Successfully Against Its Current and Future Competitors

The market for PC support services through the Internet is a new and highly competitive market which is subject to rapid change. The Company expects competition in the market to increase because there are few barriers to entry. The Company faces competitive pressures from numerous actual and potential competitors.

Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of the Company's current and potential competitors have substantial competitive advantages, including:

          .    longer operating histories
          .    significantly greater financial, technical and marketing
               resources
          .    greater brand name recognition
          .    larger existing customer bases

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services. Services offered by existing and potential competitors may be perceived by users or advertisers as being superior to the Company's. In addition, increased competition could result in reduced subscriber fees, advertising rates and margins and loss of market share, any of which could harm the Company's business.

     Brand Recognition

To attract users the Company must develop a brand identity and increase public awareness of its Web site and the services it offers. To increase brand awareness, traffic and revenue, the Company intends, to the extent it has adequate financial and other resources to do so, to substantially increase its offline and online advertising and promotional efforts. The Company's marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses incurred in building brand recognition. Moreover, despite these efforts the Company may be unable to increase public awareness of its brands, which would have an adverse effect on the results of operations of the Company.

     Technological Change

The technical features of StorageTek's PowerBak online backup software, the development of which the Company does not control, will in large part determine the speed and accuracy, and hence marketability, of the Company's online backup service. There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced backup systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed by the Company, StorageTek or Telebackup, rendering the Company's products and services obsolete or less marketable.

The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make the Company's existing or future products or services obsolete. Keeping pace with introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of the Company's services could harm the Company's ability to attract and retain users. Among other things, the Company may need to enhance its existing services or license or develop new services or technologies.

In addition, personal computers, operating systems software, and applications software are constantly improving. Computer manufacturers and software developers may develop more robust technologies for their products which could render the Company's services obsolete or reduce the demand for the Company's services below the level required to profitably support the Company's service.

Accordingly, the ability of the Company to compete will be dependent on the timely enhancement of its existing products as well as the development of future products. There can be no assurance that StorageTek or Telebackup, and hence the Company, will be able to keep pace with technological developments, or that its products will not become obsolete. Technological obsolescence of the existing PowerBak technology remains a possibility, which would have a material adverse affect on the Company's operations.

     Intellectual Property Protection

The Company may be unable to acquire or maintain Web domain names in the United States and other countries in which the Company may conduct business. The Company currently holds various relevant domain names, including PCSUPPORT.com, GLOBALREPLACE.com, PCREPLACE.com, PDASUPPORT.com, PCSUPPORTCENTER.com, PCSUPPORTCENTER.net, PCRESTORE.com, and RECON-TECH.com. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees and is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company could be unable to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of its brand name and other proprietary rights.

Also, third parties may assert trademark, copyright, patent and other types of infringement or unfair competition claims against the Company. If forced to defend against any such claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, the Company may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to the Company, or at all. If there is a successful claim of product infringement against the Company and the Company is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm business.

The Company's success will depend in part on StorageTek's and Telebackup's ability to obtain and enforce intellectual property protection for their back-up technology in the United States, Canada and other countries. In addition, the Company relies on other third parties to provide services enabling its operations. The Company could become subject to infringement actions by third parties based upon the use of intellectual property provided by third-party providers. It is also possible that the Company could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject the Company to costly litigation and the diversion of its financial resources and technical and management personnel.

Further, if efforts to enforce the Company's intellectual property rights are unsuccessful or if claims by third parties against the Company are successful, the Company may be required to pay financial damages or alter its business practices.

The Company relies on confidentiality, non-disclosure and non-competition arrangements with its employees, representatives and other entities engaged in joint product or business development with the Company, and expects to continue to enter into such agreements with such persons. There can be no assurance that these agreements will provide meaningful protection to the Company. There can be no assurance that other companies will not acquire and use information which the Company considers to be proprietary.

     Year 2000 Risks

The risks posed by Year 2000 issues could adversely affect the Company's business in a number of ways. Although the Company believes that its internal systems are Year 2000 compliant, the Company relies on a number of third parties (in particular, StorageTek) to support and operate its Web site and provide its services. In addition, the Company's strategic partners depend on their own information technology systems and on the systems of their vendors. Failures or interruptions of the Company's systems or those of third parties because of Year 2000 problems could seriously damage the Company's business and the Company's relationships with its content, distribution and technology providers, advertisers and subscribers. Failures, interruptions or other service problems due to Year 2000 could result in lost revenue, increased operating costs and loss of significant user traffic. Governmental agencies, public utilities, Internet service providers and others that the Company relies upon on or that its customers rely on and which the Company does not control may not be Year 2000 compliant. This could result in systemic failures beyond the Company's control, such as a prolonged Internet, telecommunications or electrical failure, and prevent the Company from providing its services. See "Plan of Operation --Year 2000 Compliance."

     System Disruptions

The Company's ability to attract and retain subscribers depends on the performance, reliability and availability of its services and network infrastructure. The Company may experience periodic service interruptions caused by temporary problems in the Company's own systems or software or in the systems or software of third parties upon whom the Company relies on to provide service or support. The maintenance and operation of the Company's back-up service is dependent upon StorageTek. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt the Company's services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt the Company's services. System disruptions could result in the unavailability or slower response times of the Company's Web site, which would lower the quality of customers' experience. Service disruptions could adversely affect the Company's revenue and, if they were prolonged, would seriously harm the Company's business and reputation. The Company does not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. In addition, under the Company's service supply agreement with StorageTek, StorageTek is not liable for any consequential damage or loss it may cause to the Company's business due to the failure of any of StorageTek's systems, and, accordingly, the Company will be unable to seek reimbursement from StorageTek for any such damage or loss. In addition, the Company's customers will be dependent on Internet service providers and other Web site operators for access to the Company's Web site. These providers and operators have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to the Company's systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect the Company's business.

     Failure of Online Security Measures

The Company's relationship with its customers would be adversely affected if the security measures that the Company uses to protect their personal information are ineffective. The Company cannot predict whether events or developments will result in a compromise or breach of the technology the Company uses to protect a customer's personal information.

The infrastructure relating to the Company's services is vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. Security breaches relating to the Company's activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage the reputation of the Company and the Company's relationship with its subscribers and strategic partners. The Company could be liable to its subscribers for the damages caused by such breaches or it could incur substantial costs as a result of defending claims for those damages. The Company may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by the Company may not prevent disruptions or security breaches.

     Development and Maintenance of the Internet and the Availability of Increased Bandwidth to Users

The success of the Company's business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. The Company's business will depend on the ability of its customers to use its Web site without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to the Company's Web site. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high speed modems, for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce the Company's ability to generate significant revenue.

The Company's penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of products and services which would cause its revenue to decrease. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not
be developed successfully or in a timely manner.   Even if these products or
services are developed, the Internet may not become a viable commercial marketplace for the products or services that the Company offers.

     The Company May Need to Change the Manner in Which it Conducts its Business if Government Regulation Increases or Changes

There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action.
Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to existing, laws or regulations relating to the Web could adversely affect the Company's business.

If one or more states or any foreign country successfully asserts that the Company should collect sales or other taxes on the provision of its services, the Company's net sales and results of operations could be harmed. The Company does not currently collect sales or other similar taxes the provision of its services in any state. However, one or more states may seek to impose sales tax collection obligations on companies which engage in or facilitate the provision of services on the Internet. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of products and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from the provision of its services. Moreover, if any state or foreign country were to successfully assert that the Company should collect sales or other taxes on the provision of its services, the Company's results of operations could be adversely affected.

Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act of 1998, imposes only a three-year moratorium ending on October 21, 2001 on state and local taxes on electronic commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced before October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

     Operating Results May Prove Unpredictable, and May Fluctuate Significantly

The Company's operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. Because the Company's operating results may be volatile and difficult to predict, in the future the operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Common Stock may fall significantly. Factors that may cause operating results to fluctuate significantly include the following:

     . fluctuations in the levels of user visits to the Company's Web site and the amount of time that users spend on the Web site

     . new Web sites, services or products introduced by the Company or by its competitors

     . the timing and uncertainty of advertising sales cycles and seasonal declines in advertising sales

     . general economic conditions, as well as economic conditions specific to users of the Company's services

     Common Stock Price May Be Volatile

The market prices of securities of Internet and technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies.

Factors that may contribute to the volatility of the trading price of the Common Stock include, among others:

     .    the Company's quarterly results of operations

     . the variance between the Company's actual quarterly results of operations and predictions by stock analysts

     . financial predictions and recommendations by stock analysts concerning Internet companies and companies competing in the Company's market in general, and concerning the Company in particular

     . public announcements of technical innovations relating to the Company's business, new new products or services by the Company or its competitors, or acquisitions or strategic alliances by the Company or its competitors

     . public reports concerning the Company's services or those of its competitors

     . the operating and stock price performance of other companies that investors or stock analysts may deem comparable to the Company

In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of the Common Stock, regardless of the Company's results of operations.

      Limited Market for the Common Stock

Although the Common Stock is quoted on the OTC Electronic Bulletin Board, there is only a limited market for the Common Stock, and there can be no assurance that this market will be maintained or broadened. The market price for shares of Common Stock is likely to be very volatile, and numerous factors beyond the Company's control may have a significant effect. On January 4, 1999, the Securities and Exchange Commission approved NASD rule amendments requiring companies to report their current financial information to the Securities and Exchange Commission as a condition to continuing to have their securities quoted on the OTC Electronic Bulletin Board. By registering under the Securities Exchange Act of 1934 by no later than February 2000, the Company will be eligible to retain its quotation on the OTC Electronic Bulletin Board. However, in the event that the Company does not meet the February 2000 registration deadline, or thereafter loses the status of a "reporting issuer," any future quotation of the Common Stock on the OTC Electronic Bulletin Board will be jeopardized.

     Substantial Sales of Common Stock Could Cause Stock Price to Fall

As of October 4, 1999, the Company had outstanding 6,073,969 shares of Common Stock of which approximately 2,463,955 shares were "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act of
1933). These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

     No Dividends

The payment of dividends on the shares of the Company is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

     The Common Stock May Be Deemed "Penny Stock" and Therefore Subject to Special Requirements

The Company's Common Stock may be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above);

or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Common Stock to resell their shares to third parties or to otherwise dispose of them.

     Executive Officers, Directors and Major Stockholders Exercise Significant Control

As of October 4, 1999, the executive officers, Directors and holders of 5% or more of the outstanding Common Stock together beneficially owned approximately 35.5% of the outstanding Common Stock. These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of Directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

     Exchange Rate Risk

The Company expects a substantial portion of its revenues to be based on sales and services rendered to customers in the United States, while a significant amount of its operating expenses will be incurred in Canada. As a result, the financial performance of the Company will be affected by fluctuations in the value of the U.S. dollar to the Canadian dollar. At the present time, the Company has no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.


ITEM 2.   PLAN OF OPERATION

The following describes in general terms the Company's plan of operation and development strategy for the next twelve-month period (the "Next Year"). During the Next Year, the primary focus of the Company will be to expand marketing efforts for its services, continue the development of the PC Support Center, and to develop and/or contract to provide the infrastructure necessary to deliver its services to its subscribers and customers.

a.  CURRENT SERVICES
    ----------------

The Company currently offers two services and plans to launch a third service in the fourth quarter of 1999. Global Replace combines an on-line backup service for notebook and desktop computers with three methods of restoring data in the event of a PC failure. Phoenix allows a notebook user to transfer a full-image of all data, applications, preferences and settings to a new notebook. The Company currently offers Global Replace and Phoenix. PC Support Center is a Web-based support portal for PCs which aggregates a number of support technologies, including software and driver updates, diagnosis and correction of configuration errors, virus scan, and others. The Company plans to launch the first version of PC Support Center in the fourth quarter of 1999. See "Description of Business - Business of the Company - Products and Services."

b.  CASH FLOW REQUIREMENTS
    ----------------------

The Company does not have sufficient working capital to sustain its operations and will need to secure additional working capital during the Next Year through the sale of its capital stock, the issuance of debt or other financial instruments, or strategic partnerships or licensing arrangements with potential customers and suppliers. There can be no assurance that any such financings, partnerships or licensing arrangements will be negotiated on terms favorable to the Company's shareholders or on any terms at all. Failure to secure such financings, partnerships or licensing arrangements in the near future will have a material adverse impact on the Company's business, which could include a reduction in the scope of or discontinuation of the Company's operations.

c.  SALES AND MARKETING
    -------------------

The Company plans to increase marketing efforts for its services through direct and indirect channels, including the following:

     PC Manufacturers. The Company is negotiating with several of the world's largest PC manufacturers to market the Company's services to the manufacturers' customers, and the Company plans to expand its marketing efforts to other top PC manufacturers during the Next Year. No agreements have yet been reached with any PC manufacturer, and there can be no assurance that any such agreements can be reached on terms favorable to the Company or at all.

     OEMS. The Company is negotiating with companies which integrate PCs with internet access and other related services and sell them to end-users via a monthly payment schedule over a number of years, typically three, to include the Company's services. In October 1999, the Company entered into a letter of intent with Go Figure Technology, Inc. ("Go Figure") in which the Company agreed to provide a customized support portal for customers in the Go Figure network and will receive an upfront payment with each computer shipped. During the next Year, Go Figure agreed to use best efforts to ship at least one million PCs that will provide access to the PC Support Center. While Go Figure has not yet received firm commitment orders from its clients, it is actively discussing such orders with several of its clients and anticipates receiving a sufficient level of orders to generate significant payments to the Company over the Next Year.

     Computer Service Companies. There are several international companies which provide a comprehensive range of computer services that permit large corporations to out-source some or all of their PC support requirements. The Company's services complement and extend the range of such support services. In September 1999 the Company entered into an agreement with Unisys, an international computer service company, to private label Global Replace under the Unisys brand name for resale to Unisys' corporate customers. The Company intends to market its services to other international service companies during the Next Year, although there can be no assurance that the Company will be able to negotiate any agreements with computer service companies.

     StorageTek. In 1998, the Company entered into a contract with StorageTek in which the Company licensed StorageTek's backup storage software, which the Company markets under the name Global Replace. "See Description of Business - Business of the Company - Distribution Methods of

     Services" and "Products and Services-Global Replace." StorageTek also agreed to market the Company's hardware replacement services in conjunction with its own backup software. In the fiscal year ending June 30, 1999, StorageTek did not secure any orders for the Company's services, and no orders have been secured to date during the current fiscal year. During the Next Year, the Company intends to expand its training and co-selling activities with StorageTek.

     Web Portals. The Company is negotiating with one company which is developing a Web site or portal specifically targeting the mobile PC user. The Company is negotiating to provide the support services which will be a prominent feature of the portal. However, there can be no assurance that an agreement will be reached with this company or any other Web portal company.

     Direct Sales. The Company is marketing to a small number of large and small corporations on a direct basis. Although no contracts have been secured to date, the Company intends to expand its direct marketing efforts to a select number of large corporations in the United States as well as to
     corporations in the local Vancouver area.   There can be no assurance that
     any contracts will be reached with any company on a direct basis.

d.  RESEARCH AND DEVELOPMENT
    ------------------------

The primary research and development effort over the next YEAR will be to complete development of the first version of the PC Support Center, which the Company plans to launch in the fourth quarter of 1999. The Company intends to continue to add features to its PC Support Center and to release subsequent versions during the year. Due to the constantly evolving nature of the Internet and related technologies, the Company will continuously monitor changes in PC support technologies and Internet-based support offerings with the goal of adding additional functionality in new releases of the PC Support Center. See "Description of Business - Business of the Company - Products and Services - PC Support Center."

The following table summarizes the expected release schedule for the PC Support
Center:

     ------------------------------------------------------------------------
       Date     Version              Functionality Added
     ------------------------------------------------------------------------
        Q4        1.0     Software updates, disk preventative maintenance,
       1999               technical support forums, email notification of
                          driver and other recommended updates, ombudsman,
                          interface to PC manufacturers, free and premium
                          online backup.
     ------------------------------------------------------------------------
        Q1        1.5     Virus scan, remote diagnosis and repair of
       2000               configuration problems, live Internet support, PC
                          performance enhancement, education center.
     ------------------------------------------------------------------------
      Q2 - Q4     2.0     Enhanced platform maintenance, asset-tracking,
                          extended warranty, anti-theft deterrent, theft and
                          damage insurance, repair co-ordination.
     ------------------------------------------------------------------------

e.  OPERATIONS
    ----------

To support the Global Replace program, the Company will expand its capability to restore full image backups onto replacement notebooks. During the Next Year, the Company plans to develop infrastructure internally to provide the capacity to restore three to five notebooks per working day. It also plans to contract with a company in the Vancouver area to provide an additional capacity of a maximum of five restorations per working day. To increase capacity beyond this level to meet future demand, the Company will make a decision to build additional infrastructure internally, or to contract the restoration process to an external computer services firm. The Company anticipates that it will make this decision during the Next Year.

f.   EMPLOYEES
     ---------

During the Next Year, the Company plans to hire additional technical, operations, sales and marketing, and administrative staff as required to expand its service offerings, sales and marketing efforts, and to maintain service levels to its then existing and new subscribers. The number and skill sets of individual employees will be primarily dependent on the relative rates of growth of the Company's different services, and the extent to which sales and marketing, operations, and development are executed internally or contracted to outside parties. Subject to the availability of sufficient working capital and assuming significant customer acceptance of the Company's products, the Company currently plans to increase staffing to approximately 60 people during the Next Year, although there can be no assurance that such hiring will take place or will be adequate to execute the growth plans as described herein.

g.   YEAR 2000 COMPLIANCE
     --------------------

Review of Year 2000 Readiness

The Company has reviewed the Year 2000 readiness of its systems and believes that the Year 2000 problem will not have a significant impact on the Company. This review was divided in four phases -- Planning and Awareness, Inventory, Assessment and Renovate. Each of these phases was completed in the fourth quarter of the fiscal year ended June 30, 1999.

In the Planning and Awareness phase, the Company identified and assessed its overall Year 2000 risks. Based on (i) the limited scope of the Company's current operations, and (ii) the fact that virtually all of the software utilized by the Company internally was purchased in or after June 1999, the Company concluded that its overall Year 2000 risks were minimal.

In the Inventory phase, the Company identified significant systems to be assessed and significant suppliers. The only supplier that the Company identified as significant was StorageTek. The Company also identified the services provided by StorageTek as the Company's only significant system to be assessed.

In the Assessment phase, the Company reviewed publicly available information regarding StorageTek's Year 2000 readiness (in particular, statements made by StorageTek in its filings with the Securities and Exchange Commission). This information included representations by StorageTek to the effect that it had conducted substantial Year 2000 remediation efforts and had evaluated all of its currently offered products and software and believed that they were Year 2000 compliant. Based on this information, the Company concluded that it was not necessary to renovate any of its systems, and that, therefore, a Renovate phase was unnecessary.

Costs

Costs incurred to insure that the Company's systems are Year 2000 compliant have to date not been, and are not expected to be, material to the Company's results of operations, financial position or cash flows, since virtually all of the Company's internal software was recently purchased and in light of the limited scope of the Company's current operations.

Risks and Contingencies

The ability of suppliers (particularly StorageTek) and customers with which the Company transacts business to timely convert their systems to be Year 2000 compliant is uncertain. Further, disruptions in the economy generally resulting from Year 2000 issues are unpredictable. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial position.

ITEM 3.   DESCRIPTION OF PROPERTY

a.   PRINCIPAL BUSINESS FACILITIES
     -----------------------------

The Company maintains its principal place of business at Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3, which consists of approximately 7,347 square feet which the Company currently sub-leases for
(Cdn)$5.00 per square foot per year, plus operating costs of approximately
(Cdn)$10.00 per square foot per year. 2,800 square feet of this space is rented free of charge in the first year, which ends on June 1, 2000. The sub-lease expires on November 29, 2002 and the price per square foot per year increases in the second year to (Cdn)$6.00, and to (Cdn)$6.50 in the third year. All of the Company's operations, sales, services and administrations are conducted from these offices. The Company expects that the space provided by these offices will be sufficient to meet the Company's requirements for the next twelve months.

b.   INVESTMENT POLICIES
     -------------------

The Company does not currently have any policies regarding the acquisition or sale of assets primarily for possible capital gain or for income. The Company does not presently hold any investments or interests in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT

a.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
     -----------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 4, 1999, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (ii) each of the Company's Directors;
(iii) the Company's Chief Executive Officer; and (iv) all executive officers and Directors of the Company as a group:

--------------------------------------------------------------------------------------------------------
                                                         Amount of Common           Approximate Percent
                                                         Stock & Nature of            of Ownership of
Name & Address/(1)/                                    Beneficial Ownership/(2)/        Common Stock
--------------------------------------------------------------------------------------------------------
Advanced Financial Services Inc./(3)/                        596,029/(4)/                  9.67%
--------------------------------------------------------------------------------------------------------
The Dromond Technologies Group, Inc./(5)/                    553,440                       8.98%
--------------------------------------------------------------------------------------------------------
Michael G. McLean                                            924,273/(6)/                 15.00%
--------------------------------------------------------------------------------------------------------
Steven W. Macbeth                                            924,273/(6)/                 15.00%
--------------------------------------------------------------------------------------------------------
David W. Rowat                                               245,833/(7)/                  3.99%
--------------------------------------------------------------------------------------------------------
W. Benjamin Catalano                                          27,500/(8)/                  0.45%
--------------------------------------------------------------------------------------------------------
Clifford Rowlands                                             20,833/(9)/                  0.34%
--------------------------------------------------------------------------------------------------------
All executive officers and Directors as a group
(5 persons)                                                1,589,273/(10)/                25.79%
--------------------------------------------------------------------------------------------------------

(1) Unless otherwise indicated, the address of each person is c/o the Company at Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of October 4, 1999, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3) Advanced Financial Services Inc. is located at P.O. Box 3340 Road Town, Tortola, British Virgin Islands.

(4) Includes 20,000 shares of Common Stock issuable pursuant to warrants that are currently exercisable, or exercisable within 60 days of October 4, 1999.

(5) The Dromond Technologies Group, Inc. ("Dromond") is located at Suite 305, 2692 Clearbrook Road, Abbotsford, British Columbia, Canada V2T 2Y8. Dromond is owned 50% by Michael McLean and 50% by Steven Macbeth.

(6) Includes the 553,440 shares of Common Stock owned by Dromond, as to which Messrs. McLean and Macbeth have shared voting and investment power. Also includes 8,333 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of October 4, 1999.

(7) Includes 45,833 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of October 4, 1999.

(8) Includes 5,000 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of October 4, 1999.

(9) Includes 20,833 shares of Common Stock issuable pursuant to options that are currently exercisable, or are exercisable within 60 days of October 4, 1999.

(10) Includes 83,333 shares of Common Stock issuable pursuant to options that are currently exercisable, or exercisable within 60 days of October 4, 1999. Also includes the 553,440 shares of Common Stock owned by Dromond, as to which Messrs. McLean and Macbeth have shared voting and investment power.

b.   CHANGES IN CONTROL
     ------------------

There are no arrangements of which the Company is aware that could result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS

a.   DIRECTORS AND EXECUTIVE OFFICERS
     --------------------------------

Each Director of the Company will hold office until the later of (a) the next annual meeting of shareholders (at which time such Director will be eligible for re-election by the shareholders), or (b) until his successor shall have been duly elected and qualified.

Michael G. McLean, age 38, is the President and CEO and a Director of the Company, and was President of RTI from December 1997 until the Merger. Mr. McLean has over 12 years experience with technology organizations and has a broad base of technical and marketing experience. Most recently, from March 1997 to June 1997, he was Product Development Manager at Riptide Technologies, a software development company that focuses on providing products and services to the lottery industry, where he was charged with creating the infrastructure for a successful product development group. Prior to that, from May 1996 to December 1996, he was General Manager of a business unit at Simba Technologies, a software development and marketing company, managing a staff of 17 responsible for product development, product marketing, customer support and professional services.

At HealthVISION Corporation, a software company serving the health care industry, from 1993 - 1996, Mr. McLean developed and managed a strategic partnership to allow HealthVISION to private label the partner's software. He also managed several other reseller partnerships. Subsequently, also at HealthVISION, he was a senior Software Development Manager managing 35 technical and user support staff across 3 product lines. Before starting his career in technology, Mr. McLean founded a construction company and grew it to 35 employees.

Mr. McLean served as a director of RTI from December 1997 until the Merger, and has been a Director of the Company since the Merger.

Steven W. Macbeth, age 30, is the Chief Technology Officer, Secretary/Treasurer and a Director of the Company. Mr. Macbeth was Chief Executive Officer of RTI from December 1997 until the Merger. Mr. Macbeth has over 13 years executive and project management experience in technology companies. Most recently, he co-founded and served as Director, Product Development from June 1996 to June 1997 at Riptide Technologies, a software development company that focuses on providing products and services to the lottery industry. In that position, he managed three development projects and project teams of up to 25 employees.

Mr. Macbeth served as director of RTI from December 1997 until the Merger, and has been a Director of the Company since the Merger.

Prior to Riptide, Mr. Macbeth served as Technical Project Manager at MPR Teltech from August 1995 to May 1996, and as Software Development Manager at HealthVISION Corporation from May 1994 to July 1995.

W. Benjamin Catalano, age 35, has been a Director of the Company since June 1999. Mr. Catalano has, since 1986, been self employed in personal business ownership as well as participating as a licensed professional in the investment brokerage and real estate industries. Mr. Catalano is currently Vice President of Corporate Affairs and a Director of Themescapes, Inc., a technology company developing three-dimensional acoustic products.

Mr. Catalano was appointed a Director of the Company concurrently with the Merger.

David W. Rowat, age 44, is the Vice President, Finance and Business Development for the Company. Mr. Rowat held the same position with RTI from April 1, 1999 until the Merger. He is a Professional Engineer, earned his MBA from Harvard University in 1986 and has a broad operational background with a specialty in public and private finance, strategic partnering, and mergers and acquisitions for early stage technology companies. He served as Vice-President of Sales, Development and Finance at various times for Nexus Engineering from August 1986 to January 1992, a technology company developing cable television headend products, Vice President and Chief Financial Officer for Xillix Technologies from June 1993 to January 1995, a technology company developing medical imaging products, and Chief Executive Officer of Merit Technologies from January 1995 to April 1995, a manufacturer of point-of-sale terminals. From October 1995 to present, Mr. Rowat has been the president of Strategic Catalysts Inc., a consulting company he founded to serve the technology industry.

Clifford Rowlands, age 45, was appointed Vice President, Sales and Marketing of the Company in June, 1999, and has more than 18 years experience in the North American information technology industry. From February 1997 to June 1996, Mr. Rowlands owned and operated a consulting company serving primarily British Columbia's high tech industry.

Mr. Rowlands previously held the position of National Director of Sales and Marketing for NEC Technologies Canada, a wholly owned subsidiary of NEC Corporation of Japan. During his career with NEC (from March 1988 to February
1997), Mr. Rowlands developed sales and marketing strategies for new ventures within NEC, and was responsible for business units in Canada and the U.S. Mr. Rowlands' business unit grew from $35 million to $600 million in revenue during his tenure at NEC.

b.   SIGNIFICANT EMPLOYEES
     ---------------------

There are no significant employees who are not described as executive officers above.

c.   FAMILY RELATIONSHIPS
     --------------------

There are no family relationships among Directors, executive officers or any nominees to these positions.

ITEM 6.   EXECUTIVE COMPENSATION

a.   PERSONS COVERED
     ---------------

The following table sets forth the compensation for the fiscal years ended June 30, 1998 and 1999 paid by the Company to its Chief Executive Officer. No other officer received a combined salary and bonus in excess of $100,000 during the last fiscal year. As the Company completed the Merger on June 23, 1999, the information provided in the table includes information for the Company's predecessor, RTI, for the period December 10, 1997 to June 23, 1999.

-----------------------------------------------------------------------------------
                                             Annual       Annual      All Other
Name & Principal Position      Year/(1)/     Salary       Bonus     Compensation
-----------------------------------------------------------------------------------
Michael G. McLean               1999        $41,741/(2)/   $ -0-    $211,440/(3)/
-----------------------------------------------------------------------------------
CEO & President                 1998        $23,792/(2)/   $ -0-    $    -0-
-----------------------------------------------------------------------------------

(1) For the twelve months ended June 30, 1999 ("fiscal 1999") and the period from December 10, 1997 to June 30, 1998 ("fiscal 1998").

(2) Includes fees paid to ST Technologies Inc., a company of which Mr. McLean is the sole owner, amounting to $2,680 for fiscal 1999 and $9,695 for fiscal 1998. Also includes Mr. McLean's share of consulting fees paid by the Company to Dromond, of which Mr. McLean owns 50%, amounting to $39,061 for fiscal 1999 and $14,097 for fiscal 1998. See "Certain Relationships and Related Transactions."

(3) Includes the difference between the price paid by Mr. McLean in April, 1999 for shares of common stock of PCS and the then market price of these shares. See "Certain Relationships and Related Transactions." Also includes $26,565 in Common Stock, representing Mr. McLean's 50% share of 317,199 shares of common stock in RTI issued on January 6, 1999 for services rendered to RTI.

b.   COMPENSATION OF DIRECTORS
     -------------------------

There are no standard arrangements by which Directors of the Company are compensated for their services as Directors, except for the grant of stock options, and none of the Directors received compensation for their services as Directors during the most recently completed financial year. Certain of the Directors of the Company are compensated for their services as consultants to the Company. See "Certain Relationships and Related Transactions - Management Contracts."

c.   STOCK OPTION PLAN
     -----------------

The Company adopted a stock option plan on July 2, 1999 (the "Plan"). The Plan authorizes the grant of stock options to Directors, officers, consultants and employees of the Company. Under the terms of the Plan, at no time may the number of shares subject to options result in:

     1. the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 15% of the issued and outstanding shares of the Company;

     2. this issuance to insiders, within a one year period, of a number of shares exceeding 15% of the issued and outstanding shares of Common Stock; or

     3. the issuance to any one individual, within a one year period, of a number of shares exceeding 15% of the issued and outstanding shares of the Company.

The Plan provides that the exercise price of options granted under the Plan shall be (a) if the Common Stock is listed on a public stock exchange, the average market price for the twenty trading days immediately prior to the date of grant; or (b) if the Common Stock is not listed on a public stock exchange, the fair value of the Common Stock of the Company, as determined by the Board of Directors. The term of any option may not exceed five years from the date of grant. In certain cases, a change of control of the Company would accelerate the exercisability of options granted under the Plan.

The Plan provides that the options vest monthly over a certain number of years, typically three. If the person to whom options were granted leaves the employment or directorship of the Company before the options have vested, then the unvested portion will be forfeited. Such person also must exercise the vested options within 30 days of leaving the Company, or else such vested options will be forfeited.

d.   OPTIONS GRANTED AFTER MOST RECENTLY COMPLETED FISCAL YEAR
     ------------------------------------------------------------

In July 1999 the Company approved the granting of the following options to purchase shares of Common Stock at a price of $1.00 per share to Directors and officers, with the options vesting monthly over a three-year period following the date of grant:

         --------------------------------------------------------------
                                                     Number of Shares
                Name                                   Under Options
         --------------------------------------------------------------
          Michael G. McLean                               50,000
         --------------------------------------------------------------
          Steven W. Macbeth                               50,000
         --------------------------------------------------------------
          David W. Rowat                                  150,000
         --------------------------------------------------------------
          Clifford Rowlands                               150,000
         --------------------------------------------------------------
          Ben Catalano                                    30,000
         --------------------------------------------------------------

e.   EMPLOYMENT CONTRACTS
     --------------------

Pursuant to an agreement dated June 9, 1999 between the Company and Clifford Rowlands, Mr. Rowlands has been employed by the Company as Vice President, Sales and Marketing. Mr. Rowlands is paid $8,300 per month. Mr. Rowlands' contract does not require him to remain with the Company for any particular period of time.

With the exception of Mr. Rowlands, the Company currently does not have any employment contracts with its executive officers. The Company has entered into consulting agreements with companies owned by each of its other executive officers. See "Certain Relationships and Related Transactions."

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

a.   RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN DIRECTORS AND OFFICERS
     -------------------------------------------------------------------

Management Contracts

Pursuant to an agreement dated as of June 23, 1999 between the Company and Dromond, a company controlled by Michael McLean and Steve Macbeth, Dromond agreed to provide management services to the Company. The agreement's initial term ends on December 31, 1999. The agreement is automatically renewed for successive twelve-month periods, unless otherwise terminated in accordance with its terms. The agreement may be terminated by Dromond at any time upon sixty days written notice. Under the agreement, the Company pays Dromond a fee of
(Cdn)$16,600 per month. The fee payable is subject to periodic review by the Board of Directors and may be increased or decreased by agreement between the parties. Performance based shares and/or incentive stock options may be granted at the discretion of the Board of Directors, to the principals of Dromond, Messrs. McLean and Macbeth, based upon the achievement of performance milestones.

Pursuant to an agreement dated as of April 1, 1999 between RTI and Strategic Catalysts Inc. ("SCI"), a company controlled by David Rowat, RTI retained SCI to assist in the advancement of RTI's business plan. Pursuant to this agreement, SCI was paid (Cdn)$5,000 per month until June 1, 1999, and is now paid
(Cdn)$8,300 per month. SCI may terminate this agreement at any time. The rights and obligations under this agreement have been assumed by the Company, as the successor of RTI.

Pursuant to an agreement dated June 9, 1999 between the Company and Clifford Rowlands, Mr. Rowlands has been employed by the Company as Vice President, Sales and Marketing. Mr. Rowlands is paid $8,300 per month.

Private Placement of Common Shares

The following current and former Directors and officers of the Company participated in a private placement of common stock of PCS completed in April 1999 at a price of $0.01 per share as set forth below. This private placement was conducted before the completion of the Merger of PCS and RTI (with issuance of the securities in this offering being subject to completion of the Merger), at a time when the Directors and officers above were not directors and officers of PCS, but were directors and officers of RTI. A total of 3,222,255 shares were sold in the private placement at an average price of $0.295.

        ---------------------------------------------------------------------------
             Name of Director or Officer              Number of PCS Shares Acquired
        ---------------------------------------------------------------------------
                   Michael G. McLean                              362,500
        ---------------------------------------------------------------------------
                   Steven W. Macbeth                              362,500
        ---------------------------------------------------------------------------
                   Alan Ackerman/(1)/                             275,000
        ---------------------------------------------------------------------------
                   David W. Rowat                                 200,000
        ---------------------------------------------------------------------------
                   Gary Yurkovich/(2)/                            300,000
        ---------------------------------------------------------------------------

(1)  Alan Ackerman resigned as a director on June 23, 1999.
(2) Mr. Yurkovich's employment with the Company ended on June 28, 1999, and the Company repurchased 285,000 of these shares for $0.01 per share.

Stock Pooling and Escrow Agreement

Pursuant to a Stock Pooling and Escrow Agreement dated July 31, 1999 ("Pooling Agreement"), Michael G. McLean, Steven W. Macbeth, David W. Rowat, Clifford Rowlands, Alan Ackerman, Dromond and Advanced have agreed with the Company to pool an aggregate of 2,179,429 shares of Common Stock and options and warrants to purchase 286,666 shares of Common Stock. These securities may not be sold or transferred until they are released from pool. If Michael G. McLean, Steven W. Macbeth, or David W. Rowat cease to participate on a full-time basis in the business of the Company, the Company has the option to repurchase certain of their shares at a price of $0.01 per share. Such right of repurchase lapses as to a certain number of shares each month depending upon the individual, and lapses completely on January 1, 2002.

The shares, options and warrants will be released from pool in accordance with the following schedule:

                       May 25, 2000    November 25, 2000  May 25, 2001
Shares                    600,000           850,000           729,429
Options                   133,333            66,667            66,666
Warrants                   20,000

b.  TRANSACTIONS INVOLVING PROMOTERS OF THE COMPANY
    -----------------------------------------------

As the founding shareholders of RTI, Dromond and Advanced were the original promoters of the Company. Advanced initially acquired 2,550,000 common shares of RTI at a price of (Cdn)$0.039 per share. Dromond was initially issued 2,450,000 common shares of RTI, at a price of (Cdn)$0.01 per share, in consideration for services rendered by Dromond in connection with the establishment of the business of RTI. Advanced also provided RTI with a non-interest bearing loan facility. An aggregate of (Cdn)$161,002 was drawn against such loan and such loan was converted to 330,145 common shares of RTI at the rate of one common share for each (Cdn)$0.49 principal amount of such loan. In addition, Advanced provided a bridge loan facility to RTI in the amount of (Cdn)$50,000. The bridge loan was repaid in full from the proceeds of a private placement completed by RTI in January 26, 1999. See Part II, Item 4, "Recent Sales of Unregistered Securities." In consideration for making such bridge loan, Advanced received warrants to purchase 100,000 common shares of RTI for a period of one year expiring January 26, 2000, at a price of (Cdn)$0.25 per share. Additionally, Dromond was issued 317,199 common shares of RTI in consideration for services rendered by Dromond in connection with the establishment of the business of the Company.

All of the shares issued by RTI to Dromond and Advanced were exchanged for shares of Common Stock of the Company in connection with the Merger on the basis of five RTI shares for each share of the Company. The warrants held by Advanced were exchanged for warrants to purchase 20,000 shares of Common Stock of the Company at a price of $0.84 per share, exercisable until January 26, 2000. Any shares issued upon exercise will be subject to the pooling arrangements set forth in "Certain Relationships and Related Transactions - Stock Pooling and Escrow Agreement."


ITEM 8.   DESCRIPTION OF SECURITIES

The total authorized share capital stock of the Company consists of 100,000,000 non-assessable shares of Common Stock with a par value of $0.001 per share. As of October 4, 1999, there were 6,073,969 shares of Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote for each share held. The Common Stock ranks equally in all respects. The holders of Common Stock are entitled to attend and vote at all meetings of shareholders of the Company on the basis of one vote for each share of Common Stock held by them. The holders of Common Stock are also entitled to receive dividends if, as and when declared by the Board of Directors of the Company on the Common Stock and to receive the remaining property of the Company upon liquidation, dissolution or winding-up.

                                    PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

a.  MARKET INFORMATION
    ------------------

Shares of the Company's Common Stock are traded on the OTC Electronic Bulletin Board under the symbol "PCSP." From August 18, 1998 until the Merger, the common stock of PCS traded on the OTC Electronic Bulletin Board under the symbol "MXTS," reflecting the previous name of PCS as Mex Trans Seafood Consulting Inc. The Common Stock of the Company began trading on the OTC Electronic Bulletin Board on June 24, 1999 under the symbol "PCSP." The following table sets forth the high and low bid prices for the Company's Common Stock for the quarters indicated. The information has been adjusted for all periods presented to reflect the reverse stock split of the Common Stock which occurred in connection with the Merger.

     Quarter
     Ended                               High         Low
     December 31, 1998                   1.88         1.70
     March 31, 1999                      2.50         1.56
     June 30, 1999                       2.00         0.78
     September 30, 1999                  2.00         0.69

Quotations posted on the OTC Electronic Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily reflect actual transactions.

The Company currently has warrants outstanding to purchase an aggregate of 227,038 shares of common stock at a price per share of $1.34. The warrants are each exercisable to acquire one share of Common Stock for a period expiring three months after the completion of an initial public offering of the Company's Common Stock, at a price of $1.34 per share. If, at any time prior to the expiration of these warrants, the Company completes a financing for gross proceeds of more than (Cdn)$400,000 and issues shares of Common Stock at a price which is higher than the exercise price of these warrants, the warrant holders have ten days to exercise the warrants, after which the exercise price is increased to the price at which the securities were sold. See "Recent Sales of Unregistered Securities" below.

The Company also has warrants outstanding to purchase 20,000 shares of Common Stock at $0.84 per share, exercisable on or before January 26, 2000.

As at September 24, 1999, an aggregate of 247,038 shares of Common Stock were issuable upon exercise of outstanding warrants and 522,750 shares of Common Stock were issuable upon exercise of outstanding stock options.

b.  HOLDERS
    -------

As of October 4, 1999, the Company had 157 shareholders of record of Common
Stock.

c.  DIVIDENDS
    ---------

The Company has not, to date, paid any dividends on its Common Stock. The payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Common Stock for the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

None.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 15, 1999, the Company engaged KPMG LLP, Richmond, British Columbia, Canada, as its principal accountant to audit the Company's financial statements.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

a. On February 17, 1997, PCS (then Mex Trans) issued 9,104,100 shares of common stock for aggregate gross proceeds of $89,381 to 17 investors. This offering was made without registration under the Securities Act of 1933, as amended (the "Act") in reliance upon the exemptions from registration afforded by sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

b. On January 31, 1999, PCS (then Mex Trans) issued 580,000 shares of common stock at a deemed aggregate price of $49,000, for services rendered by a former director of PCS. This offering was made without registration under the Act in reliance upon the exemptions from registration afforded by Sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

c. On April 7, 1999, PCS issued an aggregate of 3,222,255 shares of common stock for aggregate proceeds of $951,000 to 140 investors. This placement was completed in connection with the Merger, and the purchasers included certain directors and officers of RTI. This offering was made without registration under the Act in reliance upon the exemptions from registration afforded by Sections 4(2) and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

The shares of common stock set forth above in (a), (b), and (c) were subject to a one-for-fifteen reverse split in connection with the Merger.

d. On June 23, 1999, the Company issued 1,474,155 shares of Common Stock to the former shareholders of RTI (50 Canadian residents and one U.S. resident) and 311,838 warrants to purchase an aggregate of 311,838 shares of Common Stock to the former warrant holders of RTI (44 Canadian residents and one U.S. resident), in connection with the Merger. Of the warrants, 20,000 are exercisable to acquire one share of common stock each until January 26, 2000, at a price of $0.84 per share. The remaining 291,838 warrants are each exercisable to acquire one share of Common Stock for a period expiring three months after the completion of an initial public offering of the Company's Common Stock, at a price of $1.34 per share. If, at any time prior to the expiration of these warrants, the Company completes a financing for gross proceeds of more than (Cdn)$400,000 and issues shares of Common Stock, at a price which is higher than the exercise price of these warrants, the warrant holders have ten days to exercise the warrants, after which the exercise price is increased to the price at which the securities were sold. The shares and warrants issued to the former RTI shareholders were issued without registration under the Act, in reliance on the exemptions from registration contained in Regulation S and Section 4(2) of the Act due to the foreign nationality of the investors (except for one accredited U.S. investor), in exchange for an aggregate of 7,370,775 shares of the common stock of RTI, and 1,559,190 warrants of RTI.

The shares and warrants of RTI were originally issued as follows (without adjustment for the one-for-five exchange ratio in the subsequent Merger):

     (1) On December 10, 1997, RTI issued 1,000 shares of Common Stock to Dromond, in connection with the incorporation of RTI. These shares were issued pursuant to the exemption from registration contained in Regulation S under the Act due to the foreign nationality of the investor and RTI.

     (2) On January 6, 1999, RTI issued an aggregate of 4,999,000 common shares to Dromond and Advanced for aggregate gross proceeds of (Cdn)$110,000. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investors and RTI.

     (3) On January 16, 1999, 317,199 common shares of RTI were issued to Dromond for services rendered having an aggregate value of
          (Cdn)$79,299.75. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

     (4) On January 6, 1999, RTI issued an aggregate of 330,145 common shares to Advanced for aggregate proceeds of (Cdn)$161,002. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

     (5) Between January 26, 1999 and February 18, 1999, RTI issued an aggregate of 1,459,189 units, each unit consisting of one (1) common share and one (1) common share purchase warrant, to 45 investors, for aggregate proceeds of (Cdn)$364,797.25. Each warrant entitled the holder to acquire a further common share of RTI for a period expiring three (3) months after the completion of an initial public offering of RTI's common shares, at a price of (Cdn)$0.25, if exercise on or before July 18, 1999, and thereafter at a price of (Cdn)$0.40 per share. If RTI completed a second financing for proceeds of
          (Cdn)$400,000 before the expiration of the warrants in which the common shares of RTI were sold at a price greater than the exercise price of the warrants, the warrant holders had ten (10) days to exercise the warrants, after which the exercise price increased to the price at which the shares were sold in the financing. RTI paid finders' fees of: (i) 22,480 common shares and (Cdn)$5,620 to

          Odlum Brown Ltd., of 1800, 609 Granville Street, Vancouver, British Columbia; and (ii) 21,760 common shares and (Cdn)$5,440 to Wolverton Securities Inc., of 17/th/ Floor, 777 Dunsmuir Street, Vancouver, British Columbia for services provided, in connection with locating investors for RTI. Odlum Brown Ltd. and Wolverton Securities Inc. are securities dealers based in Vancouver, B.C. These shares were issued pursuant to Regulation S and Section 4(2) of the Act due to the foreign nationality of the investors (except for one accredited U.S. investor).

     (6) On January 26, 1999, RTI issued 150,000 common shares to a consulting firm in connection with the provision of corporate finance advice which culminated in the completion of the financing described in paragraph (5) above. On May 19,1999, RTI issued 30,000 common shares to the same firm in connection with the provision of further financial advice. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

     (7) On January 26, 1999, RTI issued 100,000 warrants to Advanced in consideration for the non-interest bearing credit facility in the amount of (Cdn)$50,000 provided by Advanced to RTI until completion of the financing set out in paragraph (5) above. Each warrant entitled Advanced to acquire one common share of RTI for a period of one year expiring January 26, 2000, at a price of (Cdn)$0.25 per share. These securities were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

     (8) On January 26, 1999, RTI issued an aggregate of 40,000 common shares to the law firm of Anfield, Sujir, Kennedy, and Durno in consideration of legal advice which culminated in the completion of the financing described in paragraph (5) above. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investor and RTI.

e. On August 11, 1999, the Company issued 64,800 common shares to 14 investors upon the exercise of 64,800 warrants, for aggregate gross proceeds of $81,000. These shares were issued pursuant to Regulation S under the Act due to the foreign nationality of the investors.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws provide that no officer or Director shall be personally liable for any obligations of the Company or for any duties or obligations arising out of any acts or conduct of said officer or Director performed for or on behalf of the Company. The Company indemnifies and hold harmless each person who serves at any time as a Director or officer of the Company, and his heirs and administrators, from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of his having been a Director or officer of the Company, or by reason of any action alleged to have been taken or omitted to have been taken by him as such Director or officer, and shall reimburse such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. The company also has the power to defend such person from all suits or claims in accord with the Nevada General Corporation Law. However, no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the Company's By-laws do not exclude any other right to which he may lawfully be entitled, and the Company may indemnify or reimburse such person in any proper case, even though not specifically provided for by the by-laws. The Company, its Directors, officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do, in reliance upon the advice of counsel.

Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Director, officer or employee of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section. The Company currently does not maintain any such insurance.

Settlement by the Company. The right of any person to be indemnified is subject always to the right of the Company by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

                              PART F/S FINANCIAL

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PCsupport.com, Inc.

We have audited the consolidated balance sheets of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1999, the period from December 19, 1997 (inception) to June 30, 1998 and for the period from December 19,1997 (inception) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the year ended June 30, 1999, the period from December 19, 1997 (inception) to June 30, 1998 and for the period from December 19, 1997 (inception) to June 30, 1999, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Chartered Accountants


Vancouver, Canada

August 20, 1999

                      PCSUPPORT.COM, INC. and subsidiary
                       (A Development Stage Enterprise)

                          Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                            June 30, 1999 and 1998

                                                                              1999        1998
                                                                       -----------  ----------
                     Assets
Current assets:
  Cash and cash equivalents                                            $  795,809   $       -
  Accounts receivable                                                      14,728           -
  Prepaid expenses                                                         33,950           -
  Other current assets                                                     49,256         242
                                                                       ----------   ---------

   Total current assets                                                   893,743         242

Property and equipment (note 4)                                            11,210       2,702

Intangible asset (note 5)                                                   2,697           -
                                                                       ----------   ---------

                                                                       $  907,650   $   2,944
                                                                       ==========   =========

                     Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accounts payable and accrued liabilities                             $   68,266   $   3,710
  Convertible debt (note 6(a))                                                  -      47,729
                                                                       ----------   ---------

   Total current liabilities                                               68,266      51,439

Stockholders' equity (deficit) (note 6):
  Common stock, $0.0001 par value, authorized 100,000,000 shares;
     issued 6,007,169 shares in 1999 and 1,000,000
     shares in 1998                                                           600         100
  Additional paid-in capital                                            1,987,218     133,699
  Deferred stock compensation                                            (198,909)          -
  Deficit accumulated during the development stage                       (949,496)   (182,294)
  Treasury stock, 285,000 shares in 1999, at cost                             (29)          -
                                                                       ----------   ---------

   Total stockholders' equity (deficit)                                   839,384     (48,495)
                                                                       ----------   ---------

Commitments and contingencies (note 7)
Subsequent events (note 12)

                                                                       $  907,650   $   2,944
                                                                       ==========   =========

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. and subsidiary
                       (A Development Stage Enterprise)

                     Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)

                                                                   Period from      Period from
                                                                  December 19,     December 19,
                                                                          1997             1997
                                                   Year ended   (inception) to   (inception) to
                                                June 30, 1999    June 30, 1998    June 30, 1999
                                                --------------  ---------------  ---------------
Revenue                                            $       99        $       -        $      99
Cost of services                                           86                -               86
                                                   ----------        ---------        ---------

 Gross profit                                              13                -               13
                                                   ----------        ---------        ---------

Operating expenses:
  Research and development                             17,646            2,814           20,460
  Marketing and promotion                             477,103          120,918          598,021
  General and administrative                          265,953           58,562          324,515
                                                   ----------        ---------        ---------
                                                      760,702          182,294          942,996
                                                   ----------        ---------        ---------

Loss from operations                                 (760,689)        (182,294)        (942,983)

Interest expense, net                                   6,513                -            6,513
                                                   ----------        ---------        ---------

Loss for the period                                $ (767,202)       $(182,294)       $(949,496)
                                                   ==========        =========        =========

Net loss per common share, basic and diluted       $     (.46)       $    (.22)
                                                   ==========        =========

Weighted average common shares outstanding,
   basic and diluted                                1,659,455          857,171
                                                   ==========        =========

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

           Consolidated Statements of Stockholders' Equity (Deficit)
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

                                                                                                                    Deficit
                                                                                                                  Accumulated
                                                                                   Additional        Deferred        During
                                                            Common Shares           Paid-in           Stock        Development
                                                        --------------------
                                                        Shares        Amount         Capital      Compensation        Stage
                                                        ------        ------       ----------     ------------    ------------

Balance, December 19, 1997 (inception)                        200       $  -       $       -        $      -       $      -

Issuance of common stock for services
   in January, valued at $.13 per share                   489,800         49           65,598              -              -
Sale of common stock in January, $.13 per share           510,000         51           68,101              -              -
Net loss                                                        -          -               -               -        (182,294)
                                                        ---------       ----       ----------       ---------      ---------

Balance, June 30, 1998                                  1,000,000        100          133,699              -        (182,294)

Fair value of common stock purchase warrants
   granted to creditor                                         -          -             8,407              -              -
Sale of common stock in January, approximately
$.85 per share, net of issuance costs of $131,708         291,838         29          116,325              -              -
Issuance of common stock for services in January,
   valued at approximately $.85 per share                  52,848          5           45,149              -              -
Conversion of note payable to common stock
   (note 6(a))                                             66,029          7          110,036              -              -
Issuance of common stock for services in February          63,440          6           53,918              -              -
Issuance of common stock for services in
   April                                                1,500,000        150          631,055        (244,156)            -
Amortization of deferred stock compensation                    -          -                -           45,247             -
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753 (note 3)         3,033,014        303          888,629              -              -
Treasury stock repurchased by Company in June,
   at cost                                                     -          -                -               -              -
Net loss                                                       -          -                -               -        (767,202)
                                                        ---------       ----       ----------       ---------      ---------

Balance, June 30, 1999                                  6,007,169       $600       $1,987,218       $(198,909)     $(949,496)
                                                        =========       ====       ==========       =========      =========

                                                                                             Total
                                                                     Treasury Stock       Stockholders'
                                                                   -----------------
                                                                   Shares     Amount      Equity (Deficit)
                                                                   ------     ------      ----------------

Balance, December 19, 1997 (inception)                                  -      $ -            $       -

Issuance of common stock for services
   in January, valued at $.13 per share                                 -        -               65,647
Sale of common stock in January, $.13 per share                         -        -               68,152
Net loss                                                                -        -             (182,294)
                                                                  --------     -----          ---------

Balance, June 30, 1998                                                  -        -              (48,495)

Fair value of common stock purchase warrants
   granted to creditor                                                  -        -                8,407
Sale of common stock in January, approximately
$.85 per share, net of issuance costs of $131,708                       -        -              116,354
Issuance of common stock for services in January,
   valued at approximately $.85 per share                               -        -               45,154
Conversion of note payable to common stock
   (note 6(a))                                                          -        -              110,043
Issuance of common stock for services in February                       -        -               53,924
Issuance of common stock for services in
   April                                                                -        -              387,049
Amortization of deferred stock compensation                             -        -               45,247
Issuance of common stock for acquisition in June,
   net of acquisition costs of $46,753 (note 3)                         -        -              888,932
Treasury stock repurchased by Company in June,
   at cost                                                        (285,000)     (29)                (29)
Net loss                                                                -        -             (767,202)
                                                                  --------     ----           ---------

Balance, June 30, 1999                                            (285,000)    $(29)          $(839,384)
                                                                  ========     ====           =========

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. and subsidiary
                       (A Development Stage Enterprise)

                     Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                               Period from       Period from
                                                                               December 19,     December 19,
                                                                                       1997             1997
                                                               Year ended    (inception) to   (inception) to
                                                             June 30, 1999    June 30, 1998    June 30, 1999
                                                             -------------   --------------   ---------------
Cash flows from operating activities:
  Loss for the period                                           $ (767,202)       $(182,294)      $ (949,496)
  Items not affecting cash:
     Depreciation and amortization                                   5,336              620            5,956
     Common stock issued in exchange
        for services                                               486,191           65,647          551,838
     Discount on notes payable                                       8,407                -            8,407
  Changes in operating assets and liabilities:
     Accounts receivable                                           (14,728)               -          (14,728)
     Prepaid expenses                                              (33,950)               -          (33,950)
     Other current assets                                          (49,014)            (242)         (49,256)
     Accounts payable and accrued liabilities                       64,556            3,710           68,266
                                                                ----------        ---------       ----------

      Net cash used in operating activities                       (300,404)        (112,559)        (412,963)
                                                                ----------        ---------       ----------

Cash flows from investing activities:
  Purchase of property and equipment                               (13,055)          (3,322)         (16,377)
  Purchase of intangible asset                                      (3,486)               -           (3,486)
                                                                ----------        ---------       ----------

      Net cash used in investing activities                        (16,541)          (3,322)         (19,863)
                                                                ----------        ---------       ----------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                           62,314           47,729          110,043
  Proceeds from issuance of bridge loan                             17,088                -           17,088
  Repayment of bridge loan                                         (17,088)               -          (17,088)
  Cash acquired in acquisition                                     888,932                -          888,932
  Net proceeds from sale of common stock                           161,508           68,152          229,660
                                                                ----------        ---------       ----------

      Net cash provided by financing activities                  1,112,754          115,881        1,228,635
                                                                ----------        ---------       ----------

Net increase in cash and cash equivalents                          795,809                -          795,809

Cash and cash equivalents at beginning of period                         -                -                -
                                                                ----------        ---------       ----------

Cash and cash equivalents at end of period                      $  795,809        $       -       $  795,809
                                                                ==========        =========       ==========

Supplemental disclosure of non-cash financing activities:
  Notes payable converted into common stock                     $  110,043        $       -       $  110,043
  Deferred stock compensation                                      198,909                -          198,909
  Discount on notes payable                                          8,407                -            8,407
  Common stock issued for services                                 486,191           65,647          551,838
  Treasury stock acquired                                               29                -               29
  Income taxes paid                                                      -                -                -

See accompanying notes to consolidated financial statements.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                  Notes to Consolidated Financial Statements
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex-Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of this merger, a shell company was incorporated in Nevada in April, 1999 and Mex-Trans Seafood Consulting, Inc. was merged into it, with PCsupport.com, Inc. ("PCS"), as the surviving company. PCS has no substantive operations. In June 1999, PCS merged with Reconnaissance, with PCsupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company is currently in the business of developing and commercializing support services for the personal computer market. The Company believes that its first commercial applications will be providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of June 30, 1999, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2000. Additional debt or equity financing will be required and may not be available or may not be available on reasonable terms.

2.  Significant accounting policies:

     (a) Reverse take-over and basis of presentation:

         On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company, PCSupport.Com, Inc. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 2
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (a) Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the financial position, results of operations and cash flows of Reconnaissance from the date of its incorporation on December 19, 1997 under the Company Act (British Columbia). On June 20, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The results of operations of PCS are included from the date of acquisition, June 23, 1999.

     (b) Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

     (c) Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

     (d) Contract revenue recognition:

         Earned revenue from support service contracts is recognized on the percentage-of-completion method of accounting. Contract revenues earned are recorded using the percentage of contract costs incurred to date to total estimated contract costs.

         Anticipated losses on contracts are charged to earnings as soon as such losses can be estimated. Changes in estimated profits on contracts are recognized during the period in which the change in estimate is known.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 3
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (e) Foreign currency:

         The functional currency of the Company and its subsidiary is the United States dollar. Transactions in foreign currencies are translated to United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the consolidated statement of operations.

     (f) Cash and cash equivalents:

         The Company considers all short-term investments with a maturity date at purchase of three months or less to be cash equivalents.

     (g) Property and equipment:

         Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from two to seven years.

     (h) Major customers:

         All of the Company's revenues were from one Canadian customer for the year ended June 30, 1999.

     (i) Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 4
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (j)  Research and development:

          Research and development costs are expensed when incurred.

     (k)  Net loss per share:

          Basic earnings per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

          Excluded from the computation of diluted loss per share for the year ended June 30, 1999 are warrants to purchase 311,838 shares of common stock because their effects would be anti-dilutive. Also excluded from the computation of diluted earnings per share for the period from December 19, 1997 (inception) to June 30, 1998 are 40,528 shares of potential common stock resulting from the assumed conversion of the convertible notes payable because their effects would be anti-dilutive.

     (l)  Stock-based compensation:

          The Company accounts for its stock-based compensation arrangement in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense under fixed plans would be recorded on the date of grant only if the fair value of the underlying stock at the date of grant exceeded the exercise price. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined. This information is presented in note 6(b)(ii).

          SFAS No. 123, Accounting for Stock Based Compensation, required entities that continue to apply the provision of APB Opinion No. 25 for transactions with employees to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 5
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

3.   Acquisitions:

     In June, 1999, PCS merged with Reconnaissance. The acquisition was a reverse take-over with Reconnaissance being the deemed accounting acquiror for financial statements purposes.

     The acquisition was recorded using the purchase method. Net assets acquired through the issuance of common stock consisted of cash and cash equivalents with a fair value of $935,685. Cash and cash equivalents held by PCS were obtained through a private placement which was contingent on this acquisition being completed. Acquisition related costs of $46,753 were incurred and were recorded as a decrease in the acquisition amount carried in stockholders' equity.

     The following table reflects unaudited proforma information which combines the operations PCS and Reconnaissance for the year ended June 30, 1999 and the period from December 19, 1997 (inception) to June 30, 1998 as if the acquisition of PCS had taken place at the beginning of the period. There were no proforma adjustments required in combining this information of these two entities. This proforma information does not reflect any non-recurring charges or credits directly attributable to the transaction. This proforma information does not purport to be indicative of the revenues and net loss that could have resulted had the acquisition been in effect for the period presented and is not intended to be a projection of future results or trends.

-------------------------------------------------------------------------------
                                                                    Period from
                                                                   December 19,
                                                                           1997
                                             Year ended          (inception) to
                                               June 30,                June 30,
                                                   1999                    1998
-------------------------------------------------------------------------------
Revenue                                      $       99            $         -
Cost of service                                      86                      -
-------------------------------------------------------------------------------

Gross profit                                         13                      -

Expenses
   Research and development                      17,646                  2,814
   Marketing and promotion                      477,103                120,918
   General and administrative                   317,685                 63,562
   Interest, net                                  6,513                      -
-------------------------------------------------------------------------------

Net loss for the period                      $ (818,947)           $  (187,294)
-------------------------------------------------------------------------------

Net loss per share                           $    (0.14)           $     (0.04)
-------------------------------------------------------------------------------

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 6
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

4. Property and equipment:

   Property and equipment consists of the following:

                                                              June 30,
                                                         ------------------
                                                            1999       1998
                                                         -------     ------
   Computer equipment                                    $14,173     $2,295
   Furniture and office equipment                          1,584      1,027
                                                         -------     ------
                                                          15,757      3,322
   Less accumulated depreciation                           4,547        620
                                                         -------     ------

                                                         $11,210     $2,702
                                                         =======     ======

5. Intangible asset:

   Intangible assets includes the cost of acquiring the Company's World Wide Web domain name and is amortized straight line over a three year period.

6. Stockholders' equity:

   (a)   Convertible notes payable:

         The Company had outstanding a $47,729 convertible note payable to a shareholder at June 30, 1998 and was advanced an additional $62,314 between July, 1998 and February, 1999. The notes were non-interest bearing and were converted into 66,029 shares of common stock in February, 1999.

   (b)   Stock options, stock-based compensation and share-purchase warrants:

         i) Stock options

            In 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

            The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant. As of June 30, 1999, no options have been granted under the plan.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 7
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options, stock-based compensation and share-purchase warrants (continued):

         ii) Stock-based compensation

             In January, 1998, the Company recorded non-cash compensation expense of $65,647 related to the sale of 489,800 common shares at $.01 per share to certain stockholders and officers of the Company. The fair value of the common shares was estimated at $.13 per share at the time of the transaction.

             In January, 1999, the Company recorded non-cash interest expense of $8,407 related to the issuance of warrants to purchase 20,000 shares of common stock. The warrants are exerciseable immediately at an exercise price of $.85 per share and expire in January, 2002. The fair value of the warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions:
             Expected volatility of 70%, risk-free interest rate of 4.8%, expected life of 3 years, and a 0% dividend yield.

             In January, 1999, the Company issued 52,848 shares of common stock in exchange for services relating to share issuance. The fair value of these services was estimated based upon the estimated fair value of the shares at $.85 per share or $45,154. The costs were deducted from the additional paid-in capital from the sale of common stock in January, 1999.

             In February, 1999, the Company recorded non-cash compensation expense of $53,924 related to the issuance of 63,440 shares of common stock to certain stockholders and officers of the Company. The fair value of the shares was estimated at $.85 per share at the time of the transaction.

             In April, 1999, the Company recorded non-cash compensation expense and deferred compensation expense of $631,800 related to the issuance of 1,500,000 shares of common stock at no cost certain officers and stockholders. The value of the shares was estimated at $.52 per share. A certain portion of these shares are subject to vesting over a period of time. Compensation expense relating to these shares were recorded as deferred stock compensation to be amortized over their respective vesting periods. In June, 1999, the Company repurchased 285,000 common shares at $0.0001 per share and recorded the transaction as shares held in treasury as of June 30, 1999.

             Pursuant to an agreement dated July 31, 1999, the Company has the option to re-purchase certain shares held by executive officers if their employment ceases with the Company prior to January 1, 2002 at a price of $0.01 per share.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 8
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

          iii) Share purchase warrants:

                                                                          Outstanding warrants
                                                                      ----------------------------
               Expiry dates             Exercise price per share      June 30, 1999  June 30, 1998
               ------------             -----------------------       ----------------------------
               January, 2004 (6ii)              $   0.85                  20,000                 -

               various (a)                      $   0.85                 291,838                 -
                                                                         -------     -------------
                                                                         311,838                 -
                                                                         =======     =============

               (a) Between January 26, 1999 and February 18, 1999, the Company
                   issued warrants which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.43 per share thereafter. If the Company completes a financing of common shares for gross proceeds in excess of $400,000 Cdn. prior to the expiry of the warrants and the common shares are sold in excess of the exercise price, the warrant exercise price will increase to the offering price per share if the warrants are exercised within 10 days.

    (c)   Reverse stock split:

          In June 1999, the Company authorized a 1-for-5 reverse stock split of the Company's common stock. All share and per share information has been adjusted for all periods presented to reflect the reverse stock split.

7.  Operating leases:

    The Company leases office facilities in British Columbia under an operating lease agreement that expires November, 2002. Rent under the agreement increases 20% and 8.3% after the first and second years, respectively. Minimum lease payments under operating leases are as follows:

                       2000                               $178,278
                       2001                                351,732
                       2002                                381,039
                       2003                                158,766

    Rent expense totalled $9,587 and $7,273 for the year ended June 30, 1999 and the period from December 19, 1997 (inception) to June 30, 1998, respectively.

                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 9
                          (Expressed in U.S. Dollars)

                           Year ended June 30, 1999
          Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

8.  Deferred tax assets and liabilities:

                                                                           June 30,
                                                                  ------------------------
                                                                       1999           1998
                                                                  ---------       --------
    Deferred tax assets:
        Operating loss carry forward                              $ 228,000       $ 56,000
        Share issue costs and other                                  46,500            300
                                                                  ---------       --------

    Total deferred tax assets before valuation allowance            274,500         56,300
    Valuation allowance                                            (274,500)       (56,300)
                                                                  ---------       --------

    Net deferred tax assets                                       $       -       $      -
                                                                  =========       ========

    Management believes that it is not more likely than not that it will create sufficient taxable income sufficient to realize its deferred tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of deferred tax liabilities. Due to its losses, the Company has no income tax expense.

    The Company has operating loss carryforwards for income tax purposes at June 30, 1999 of approximately $530,000 (1998 - $123,000). Operating losses begin to expire in fiscal year 2002.

9.  Financial instruments:

    (a) Fair values:

        The Company regularly invests funds in excess of its immediate needs in money market accounts. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their financial statement carrying amounts due to the short-term maturities of these instruments. The carrying amount of notes payable approximates fair value since they have a short-term to maturity.

    (b) Foreign currency risk:

        The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 10
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 19, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

10. Related party transactions:

    In December, 1997, the Company entered into a contract with stockholders to provide the duties of President and of Chief Technical Officer. The contract expires in November 1999, with a twelve month renewal option. The Company incurred cash compensation expense of $88,204 and $41,564 and non-cash compensation expense of $302,548 and $58,776 during the year ended June 30, 1999, and the period from December 19, 1997 (inception), to June 30, 1998, respectively.

    In 1999, the Company has entered into a contract with a consulting company owned by a stockholder to provide the duties of Chief Financial Officer. The Company incurred cash compensation expense of $19,686 and non-cash compensation expense of $32,987 during the year ended June 30, 1999.

11. Uncertainty due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12. Subsequent events

    Subsequent to year-end, the Company granted 430,750 stock options to officers, directors and employees with an exercise price of $1.0 per share.

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

                                   PART III

ITEM 1.   INDEX TO EXHIBITS


Exhibit Number           Description
--------------           -----------

2.1 Articles of Incorporation of the Company dated as of April 5, 1999.

2.2 Articles/Certificate of Merger of the Company dated as of April 5, 1999.

2.3 Certificate of Correction of the Company dated as of June 2, 1999.

2.4 Articles of Merger of the Company dated as of June 21, 1999.

2.5                      Bylaws of the Company.

3.1 Form of Warrant issued to former RTI warrantholders in connection with the Merger.

3.2 Form of Warrant issued to Advanced in connection with the Merger.

5.1 Plan of Reorganization and Merger dated as of May 5, 1999 between the Company and RTI.

5.2 Contract for Services dated as of June 23, 1999 between the Company and The Dromond Techonologies Group.

5.3 Consulting Contract dated as of April 1, 1999 between RTI and Strategic Catalysts Inc.

5.4 Employment and Consulting Contract dated as of July 9, 1999 between the Company and Clifford Rowlands.

5.5 Service Supply Agreement dated as of June 8, 1998 between RTI and StorageTek Canada Inc.

5.6 Service Contract dated as of April 1, 1999 between the Company and Unisys of Canada Inc.

5.7 Letter of Intent dated as of October 6, 1999 between the Company and Go Figure Technology Inc.

5.8 Agreement dated as of June 21, 1999 between the Company and Communicate.com Inc.

5.9 Directors, Officers and Employee Stock Option Plan approved on July 2, 1999.

5.10 Stock Option Agreement dated as of June 28, 1999 between the Company and Michael McLean.

5.11 Stock Option Agreement dated as of June 28, 1999 between the Company and Steve Macbeth.

5.12 Stock Option Agreement dated as of June 28, 1999 between the Company and David Rowat.

5.13 Stock Option Agreement dated as of June 15, 1999 between the Company and Clifford Rowlands.

5.14 Stock Option Agreement dated as of June 28, 1999 between the Company and Benjamin Catalano.

5.15 Stock Pooling and Escrow Agreement dated as of July 31, 1999 among the Company, Advanced Financial Services Inc., Alan Ackerman, David Rowat, Clifford Rowlands, Michael McLean, Steve Macbeth, The Dromond Group Ltd., and Owen, Bird.

5.16 Offer to Sub-Lease dated as of April 22, 1999 among Electronic Arts (Canada), Inc., RTI, and Beutel Goodman Real Estate Group.

5.17 Lease dated as of March, 26, 1992 between The Canada Life Assurance Company and Osiware Inc.

5.18 Assignment Agreement dated as of July 29, 1997 among Infonet Software Solutions Inc., Electronic Arts (Canada), Inc., and 547495 Ontario Limited.

5.19 Consulting Agreement dated as of September 1, 1999 between the Company and Irwin Olian.

5.20 Consulting Contract dated as of August 6, 1999 between the Company and M.A. Levy & Assoc.

5.21 Consulting Agreement dated as of June 1, 1998 between RTI and Rick Mark & Associates.

5.22 First Amendment to Consulting Agreement dated as of January 25, 1999 between RTI and Rick Mark & Associates.

5.23 Mutual Release dated as of May 19, 1999 between RTI and Rick Mark & Associates.

5.24 Letter dated as of May 20, 1999 from RTI to Rick Mark & Associates giving notice of termination.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PCSupport.com, Inc.
--------------------------------------------------------------------------------
                                 (Registrant)


Date:  October 14, 1999


By: /s/ Michael G. McLean
    ___________________________________________
       Michael G. McLean
       President and Chief Executive Officer